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OICF/BY: dlw

DATE : 6/21/02

東方有色集團有限公司
ONFEM HOLDINGS LIMITED

We have a better future



年報
2000
ANNUAL REPORT

目錄 | CONTENTS


國家有色金屬工業局*
STATE NONFERROUS
METALS INDUSTRY ADMINISTRATION *
中國有色金屬(香港)集團有限公司
CHINA NONFERROUS METALS
GROUP (HONG KONG) LIMITED
東方有色集團有限公司
ONFEM HOLDINGS LIMITED
貿易
TRADING
專業建築
SPECIALISED
CONTRACTING
地產
REAL ESTATE
工業油脂產品
INDUSTRIAL LUBRICANT
PRODUCTS (Jaeger)
地產發展與投資
PROPERTY DEVELOPMENT
& INVESTMENT
玻璃幕牆
CURTAIN WALL
(Condo)
機電工程
ELECTRICAL & MECHANICAL
ENGINEERING (Polycrown)
防火建材
FIRE PROOFING
MATERIALS (Enful)

* 由於國內有色金屬行業正在進行重組當中，中華人民共和國(「中國」)國家經濟貿易委員會主任盛華仁先生於二零零一年二月十九日宣佈本公司之單一最終控股股東 — 中國國家有色金屬工業局 — 已被撤消，中國有色金屬(香港)集團有限公司(本公司之現時控股股東)現正就最終控股股東的改變進展向中國政府諮詢。

* On 19 February 2001, Mr. Sheng Wa Ren (the Director of the State Economic and Trade Commission of The People's Republic of China (the "PRC")) promulgated that the Company's ultimate single controlling shareholder, the State Nonferrous Metals Industry Administration of the PRC was cancelled in the course of restructuring of the non-ferrous metals industry of the PRC. China Nonferrous Metals Group (Hong Kong) Limited, the controlling shareholder of the Company for the time being, is now making enquiry with the relevant authority of the PRC government regarding the progress of the change of the ultimate controlling shareholder.

主席	**Chairman**
高德柱	Gao Dezhu
董事總經理	**Managing Director**
王幸東	Wang Xingdong
董事副總經理	**Deputy Managing Director**
李世銘	Li Shiming
非執行董事	**Non-executive Directors**
譚惠珠	Tam Wai Chu, Maria
林濬	Lam Chun, Daniel
公司秘書	**Company Secretary**
蕭天好	Siu Tin Ho
核數師	**Auditors**
安達信公司	Arthur Andersen & Co.
主要往來銀行	**Principal Bankers**
香港上海匯豐銀行有限公司	The Hongkong & Shanghai Banking Corporation Limited
法國巴黎銀行	BNP Paribas
東亞銀行有限公司	The Bank of East Asia, Limited
新華銀行	Sin Hua Bank Limited
第一太平銀行	First Pacific Bank

股份過戶登記處	**Share Registrars**
香港中央證券登記 有限公司 香港 皇后大道東183號 合和中心十七樓 1712-1716室	Central Registration Hong Kong Limited Rooms 1712-1716 17th Floor, Hopewell Centre 183 Queen's Road East Hong Kong
註冊辦事處	**Registered Office**
Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda	Cedar House 41 Cedar Avenue Hamilton HM12 Bermuda
主要辦事處	**Principal Office**
香港九龍 尖沙咀漆咸道南79號 中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823	11/F., China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Hong Kong Tel: 2613 6363 Fax: 2581 9823
網址：	**Website:**
http://www.onfem.com	http://www.onfem.com

主席報告書

CHAIRMAN'S STATEMENT

The need for environmental protection continues to grow among the community and the general public, and increasingly strict environmental protection regulations are being imposed in both Hong Kong and the PRC. In response, Polycrown group is active in developing high potential environmental protection business, building on the strong market position and excellent reputation it has established in the electrical and mechanical ("E&M") engineering field over the past years.”





總覽

由於東方有色集團有限公司(「本公司」及其附屬公司「本集團」)於一九九八及一九九九年度的業務調整和鞏固工作漸見成效，加上外圍有利條件的支持下，本集團二零零零年度整體業績表現理想。

年內，本港經濟穩步復甦，利率持續下調；大型建設項目如數碼港、西鐵工程等相繼進入施工階段，有利本港的地產及建築行業。加上中國大陸即將加入世界貿易組織，投資者對國內之商業大廈及住宅需求日增；進口關稅續漸下降，均給本集團帶來正面影響。

在工業油脂生產與貿易業務方面，積架集團經過策略性的市場調整後，年內業績得以進一步改善。積架將繼續發展中國西北方市場，開拓銷售網絡，擴大市場佔有率，提高經營效益。

專業建築業務方面，瑞和集團年內表現十分理想，目前手頭合約總額逾一億六千萬港元，其中包括上海市政府重點工程之一的上海科技城項目；該工程於一九九九年第四季展開，並獲市場廣泛報道，已於二零零一年三月底竣工。是次工程完成後，已進一步鞏固瑞和的市場地位，有助日後承接國內一級工程項目。

OVERVIEW

As a consequence of the successful business adjustments and consolidation of ONFEM Holdings Limited ("the Company" and its subsidiaries "the Group") in 1998 and 1999, together with a more favourable business environment, the Group achieved a satisfactory result in 2000.

During the year under review, Hong Kong experienced a gradual economic recovery with falling interest rates. These developments, together with the commencement of construction work on several major infrastructure projects such as the Cyberport and the West Rail were beneficial for the local property and construction industries. At the same time, the imminent entry of the People's Republic of China (the "PRC" or "China") into the World Trade Organisation ("WTO") ensured continued growing demand from investors for commercial and residential property of the PRC. Meanwhile, China's import tariffs kept falling. All these developments brought positive benefits to the Group.

Jaeger group recorded a further improvement in its performance in the business of manufacturing and trading of industrial lubricant products, following strategic market adjustments during the year. Jaeger will also continue to develop the Northwestern China market. While extending its sales network, Jaeger also plans to increase its market share and thereby generating opportunities to improve its operational efficiency.

Condo group which is principally engaged in specialised construction contracting also achieved very satisfactory results. Current contracts on hand amount to over HK$160 million, including Shanghai Science Land, one of the key projects of the Shanghai City Government. The project, started in the fourth quarter of 1999 and completed at the end of March 2001, enjoyed



有見近年各界對環保日益重視，而本港和國內之環保條例亦漸趨嚴謹，多利加集團現正利用多年來在電機工程市場上奠定的地位和優良信譽，積極開拓極具潛力的環保業務，例如污水處理、能源節省等，目標是成為本港及國內最全面及最具規模的環保工程公司。電機工程方面，現時手頭合約總額約達一億四千萬港元。

銀豐集團經過多項經營及財務管理改善工作後，業績較去年大為改善。同時，東莞百聞防火木門廠已於二零零零年六月獲頒ISO9002品質認證，足證生產及品質控制程序已達國際水平。

本集團之地產發展及管理業務亦十分理想，其中珠海海天花園項目進展良好，已完成所有樁基工程，地下工程可望於短期內完成。該項目最近更再次被珠海市建設委員會評為「文明施工優良工地」。

鑑於全球科網熱潮逐漸退卻，不少電子商務企業又紛紛出現虧損及發出盈利警告，本集團遂重新研究有色金屬電子商務平台的發展計劃。本集團在有關方面的總投資約為四百萬港元，為原先計劃的六分之一。

extensive media coverage. The completion of the project has further consolidated Condo's market position and should help Condo to secure future grade A projects in the PRC.

Awareness of the need for environmental protection continues to grow among the business community and the general public and increasingly strict environmental protection regulations are being imposed in both Hong Kong and the PRC. In response, Polycrown group is active in developing high potential environmental protection business, building on the strong market position and excellent reputation it has established in the electrical and mechanical ("E&M") engineering field over the past years. Its environmental protection products include wastewater treatment and energy efficient technologies projects. Polycrown aims at becoming the most comprehensive and largest environmental protection engineering company in Hong Kong and the PRC. Current engineering contracts on hand amount to approximately HK$140 million.

Following efforts to improve its operation and financial management, the performance of Enful was greatly enhanced. Its Bridgman fire door production plant in Dongguan was awarded ISO 9002 certification in June 2000, demonstrating that its production and quality control procedures have been up to international standards.

The Group's property development and management business was also satisfactory, particularly the progress of Hai Tian Garden in Zhuhai. Piling work for this project was completed during the year under review and the basement construction work is expected



經審慎考慮後，本集團決定暫時擱置有關計劃，待市場成熟後再作研究。

展望

本集團過去一年不斷強化整體的營運機制和風險管理，旗下附屬企業在本集團的全面支持下，業務和管理已有所改善。

展望將來，本集團將繼續採取審慎而靈活的發展策略，利用手頭充裕的資金，開發有色金屬新材料及環保科技項目，以建立更多的業務增長點，為股東謀求理想的回報。

本人謹代表董事會，對管理層及全體員工的貢獻和辛勤努力，致以衷心謝意；並籲請各股東、客戶和供應商繼續給予支持，共創美好明天。

承董事會命

高德柱

主席

二零零一年五月十八日

to be finished shortly. In addition, Hai Tian Garden was recently awarded the 文明施工優良工地 again by 珠海市建設委員會.

Due to the global decline of "dot-com mania", many enterprises operating e-commerce businesses suffered losses and issued profits warning announcements. Given this discouraging environment, the Group re-examined its development plan for an online trading platform for non-ferrous metals. The Group had invested approximately HK$4 million altogether in this venture, about one-sixth of the amount originally planned. After prudent consideration, the Group decided to suspend the project, but will reconsider in future when the market is sufficiently mature.

PROSPECTS

Continuous effort was made by the Group to strengthen its overall operating mechanisms and risk management during the past year. The Group's strong support helped its subsidiaries to achieve significant improvements in both their business performance and their management quality.

Looking ahead, the Group will continue to pursue a prudent and flexible development strategy to develop new non-ferrous metal materials and environmental technology projects with its abundant cash on hand. The Group aims at establishing a stronger presence in fast-growing business sectors in order to pursue the best return on investment for its shareholders.

On behalf of the Board of Directors, I extend my sincere thanks for the contribution and hard work of all our management and staff. We hope to create a brighter tomorrow with the support of our shareholders, clients and suppliers.

By order of the Board

Gao Dezhu

Chairman

Hong Kong, 18 May 2001

業績及業務回顧

RESULTS AND BUSINESS REVIEW


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業績

本集團截至二零零零年十二月三十一日止年度之營業額為四億七千一百萬港元，較上年度下降百分之五十八，但若扣除本集團去年出售之 Magnequench International Inc.於一九九九年首八個月之營業額，本集團於年內之整體營業額較上年度實質只下降百分之二，而下降之主要原因為出售房地產收入減少。

業務回顧

1. 工業油脂產品生產與貿易

積架石油化工集團有限公司(「積架」)

積架二零零零年度業績已見改善，但仍未如理想，主要是由於國內市場需求未能達至預期增長。國內合資企業在經歷亞洲金融風暴後，普遍仍採取保守的採購政策，對價格要求極為嚴謹，令石油化工供應商紛紛削價，造成前所未有的激烈競爭。此外，原油價格不斷攀升，亦導致各項原料價格相應上升，影響產品毛利。面對這樣的市場環境，大部份國內合資企業已實行「採購本地化」策略。積架亦因應市場轉變而作出策略性調整，廣泛利用內地資源，包括於國內採購原料、人力資源本地化及將進口分裝之產品轉為自行製造，從而減低成本，成效令人滿意。

BUSINESS RESULTS

The Group's turnover for the year ended 31 December 2000 was HK$471 million, a 58% decrease over last year. However, if the turnover of Magnequench International Inc. in the first eight months of 1999 is excluded, the fall in overall turnover for the Group's remaining operations during the year was only 2%. This reduction was mainly attributable to a decline in sale proceeds arising from disposal of real estate.

BUSINESS REVIEW

1. Manufacturing and Trading of Industrial Lubricant Products

Jaeger Oil & Chemical Holdings Limited ("Jaeger")

Jaeger's business results improved in 2000 but were still not fully satisfactory, primarily because domestic demand in the PRC market failed to live up to expectations. Since most of the PRC joint ventures had been adversely effected by the Asian financial turmoil, they continually adopted a conservative approach to purchasing and placed overwhelming emphasis on price. Oil and chemical suppliers responded with a price-cutting strategy,



在開闢營銷渠道方面，積架在二零零零年將市場由香港及華南地區拓展至華東及華北各地，先後在上海設立華中及華東辦事處，又於五月份增設西安辦事處，統籌陜西及四川省業務，以響應中國政府開發大西北之策略。分銷網絡方面，積架分別於西南部重慶及成都、東北大連及青島建立新據點，進一步拓展中國市場。

積架在產品開發方面成績亦十分理想，包括已成功取得英國科威特石油集團旗下之「Germ-Allcard」一系列銅線及鋁線拉伸油之中國獨家代理權。而在香港，由於大部

resulting in severe market competition. In addition, increasing crude oil prices triggered price increases on other raw materials, affecting the gross profits of many products. In this environment, most of the joint ventures in the PRC adopted a strategy of "purchasing localisation". Jaeger also took strategic measures to make comprehensive use of local resources, such as purchasing local raw materials, employing local manpower and performing more processing itself to minimise the import of processed materials. Costs were thereby reduced with satisfactory consequences.

In the aspect of developing sales channels, Jaeger extended its market from Hong Kong and Southeastern China to the Eastern and Northern regions of the PRC in 2000. To facilitate this, Jaeger established its Central and Eastern China office in Shanghai. It

份工廠已北移內地，積架之業務遂轉移至零售及消費市場。目前，積架正積極物色合適的供應商，計劃開發其他消費產品，務求提高此系列產品在香港之市場佔有率。

位於廣州番禺之全新積架廠房已於本年度全部落成，其年產量達九千噸，較原有產量增加三倍，大大提昇積架之競爭能力。此外，積架於東莞設立全新物流中心，致力加強運送服務，亦廣泛利用當地資源，充分使用國內的生產線。

二零零零年六月，積架將香港總部遷往沙田，以求更接近國內目標市場，加強營運效率。積架現時以市場為出發點之策略成效顯著，深信於二零零一年之業績將有更令人滿意的表現。



also set up its Xian office in May to take care of its business in Shaanxi and Sichuan, in support of the PRC Government's policy of developing Northwestern China. To further tap the China market, Jaeger also extended its distribution network in China by adding new dealers in Chongqing and Chengdu in the Southwestern region, as well as Dalian and Qingdao in the Northeastern region.

Jaeger also recorded encouraging progress in product development, including the acquisition of the PRC sole distributorship of "Germ-Allcard" from Kuwait Petroleum (GB) Ltd, covering a range of products such as lubricants for copper and aluminium wire drawing. In Hong Kong, since most of the factories had already moved to the mainland, Jaeger shifted its business focus to the retail and consumer markets. Currently, Jaeger is searching for potential suppliers to develop other consumer products to increase the market share of its products in Hong Kong.



The new Jaeger plant in Panyu was completed during the year, increasing Jaeger's annual production capacity by three times to 9,000 tons and greatly strengthening the competitiveness of Jaeger. In addition, Jaeger set up a logistics centre in Dongguan to facilitate a more efficient distribution service for the whole region. The centre also allows Jaeger to better use local resources to fully utilise its production lines in China.

In June 2000, Jaeger moved its Hong Kong headquarter to Shatin to be closer to its target markets in China and to increase operating efficiency. Jaeger's market-focus strategy has proved to be a success, and is expected to achieve even more satisfactory results in 2001.



2. 專業建築

瑞和集團工程有限公司(「瑞和」)

香港經濟自二零零零年初起逐漸復甦，不少大型基建項目如數碼港及西鐵工程陸續展開；加上中國入世在即，種種外在因素均對瑞和的業務發展帶來正面影響。

瑞和現正積極籌備在中國華南地區開設鋁材加工廠，並以此為原材料基地，供香港及華南地區工廠使用。加工廠預計可在二零零一年年底投產，相信可令工程毛利增加百分之五至八。

2. Specialised Construction Contracting

Condo Group Limited ("Condo")

With the gradual recovery of the Hong Kong economy since early 2000, many large scale infrastructure projects such as the Cyberport and the West Rail have commenced construction. Together with China's expected entry into the WTO soon, this created a favourable external environment for Condo's development.

Condo is actively preparing to set up an aluminium processing factory in Southeastern China, which will supply raw materials to manufacturing plants in Hong Kong and Southern China. The factory is expected to be in operation by the end of 2001, and should increase the gross profits of Condo's business by five to eight percent.





除繼續鞏固在本港、北京及華東等地區的業務外，瑞和將發展業務範圍擴大至中國其它地區，藉以提高瑞和於國內之整體市場佔有率。

在內部營運方面，瑞和已採取一系列措施以減低營運成本及加強營運效益，其中包括減省人手及開支，以及制定更有系統的內部管理守則，成績亦十分理想。

瑞和於二零零零年承接之工程總額接近一億六千萬港元，而現已完成的上海科技城屋頂項目，乃國內第一個採用鋁板屋面的工程項目，更是上海市政府二十一世紀的重點建設項目；工程總額超過一億元人民幣。此項目獲得國內工程指揮部頒發「優質工程」證書，對瑞和的知名度起了積極作用，有助瑞和期後承接不少國內外類似的大型工程，例如廣州國際機場、國內大城市之會展館及現正進行的香港沙田政府大樓玻璃幕牆工程等。

In addition to consolidating its business in Hong Kong, Beijing and Eastern China, Condo will expand its presence in other parts of China to increase its overall market share in the country.

In the aspect of internal operation, Condo adopted a series of measures to cut costs and strengthen operational efficiency, such as reducing manpower and other expenses, and formulating more systematic internal management guidelines. These measures have yielded satisfactory results.

Condo succeeded in securing over HK$160 million worth of contracts in 2000. Of these, the construction of the aluminium roof for Shanghai Science Land is not only the pioneer among the projects of similar nature in China, but also one of the showcase projects of the Shanghai City Government in the 21st century. This project, was worth over RMB$100 million, and had been awarded the Certificate of Quality Project (優質工程證書) by the Ministry of Project Supervision (工程指揮部) of the PRC. It has made a significant contribution to the increase of Condo's popularity in China. Condo's enhanced profile enabled it to secure several other large scale projects including Guangzhou International Airport, exhibition halls in major Chinese cities, and the current glass curtain wall project for the Shatin Government Building in Hong Kong.







多利加工程集團有限公司(「多利加」)

二零零零年，本港物業市道回穩、中港兩地多項大型基建工程陸續施工，為多利加營造了不少商機。年內，多利加先後承接了韓國現代建築集團在香港九號集裝箱碼頭的電機分包工程，及長江集團在北京東方廣場西公寓的電機分包工程，進一步提昇了多利加在業內的地位。相信今後多利加將有更多機會承接各大集團在香港及國內的電機工程項目。

由於中國入世在即，估計不少基建工程將陸續展開；多利加憑藉持有國內電機安裝一級施工資格及豐富國內工程經驗，相信會在承接電機項目方面盡佔優勢。目前多利加之手頭合約總額已達一億四千萬港元。

環保業務方面，經過一年多的努力，多利加經過在香港及國內地區開拓市場，已得到一定的客源。其專責銷售環保產品的部門亦陸續獲有關方面的專業人仕加盟，人才更見鼎盛。多利加對發展是項業務充滿信心。

Polycrown Engineering (Holdings) Limited ("Polycrown")

In year 2000, the more stable local property market and the commencement of construction work on several major infrastructure projects in Hong Kong and China generated numerous business opportunities for Polycrown. During the year under review, Polycrown undertook key projects such as the subcontracting E&M engineering works for Korean Hyundai Group at Kwai Chung Container Port - Terminal No. 9 in Hong Kong and subcontracting E&M engineering works for Cheung Kong Group in Beijing Oriental Plaza. These projects further strengthen the position of Polycrown in the industry, opening up opportunities for it to secure E & M engineering projects of corporations established in Hong Kong and China.

China's imminent entry into the WTO is expected to stimulate many infrastructure projects in the country. Polycrown's abundant experience in the China engineering sector, where it has a National Grade A Licence for E&M Engineering Installation Works, will be advantageous in capturing its share of these projects. Polycrown's current contracts on hand amount to HK$140 million.

Polycrown's efforts over the last year have established its market share and client base in the environmental protection business. Having recruited specialists into the sales department for its environmental protection products, Polycrown now has a strong team of professionals in place and has full confidence in its future performance in this field.



銀豐集團有限公司(「銀豐」)

為適應市場環境的轉變，銀豐在二零零零年進行多項調整改革，目前在財政及營運上，均已漸上軌道，同時又能在業務開拓方面取得較理想的成績。去年，銀豐已成功將其業務多元化，減低對防火工程的依賴。由木質防火門廠轉型為木器加工廠開始，到目前積極開展的木材經營、隔音工程等項目，都是有計劃地圍繞核心業務而部署的。相信各項業務日後可發揮相輔相成之作用。

業務的成功轉型，令銀豐在二零零零年第四季取得的手頭合約總額高達三千四百萬港元，是三年以來之冠，全面增強了銀豐對供應商及分判商之價格談判能力，使經營成本大幅下降，大大提高市場競爭能力。

此外，中國即將加入世貿以及國家政策的積極推動，都對木材業務產生正面作用。銀豐亦會在內部資源上作相應調配，相信未來整體營業額仍有很大的上調空間，盈利前景亦非常樂觀。

環保工業乃未來最受關注和重視的行業之一，因此從二零零零年下半年開始，銀豐在隔音工程的市場和產品發展上均採取多元化路線，即在同時拓展香港及中國市場之餘，亦會推廣不同的產品。至今，銀豐在中、港兩地的隔音板及隔音噴塗市場均取得滿意成績，不但獲上海市浦西和香港



Enful Holdings Limited ("Enful")

In order to adapt to market changes, Enful carried out various programmes of business adjustment in 2000. With both its finance and operations on the right track, Enful recorded more satisfactory performance in business development. Last year, Enful successfully diversified its businesses and reduced its reliance on fireproofing projects. Recent moves include the conversion of its fire door production plant into a wood-processing factory, and the development of wooden products and acoustic products. Enful's various businesses are expected to complement each other to achieve synergy.

This successful transformation enabled Enful to win a record HK$34 million worth of contracts on hand in the fourth quarter of 2000, being the contract of the highest value in the last three years. This greatly enhanced Enful's bargaining power with suppliers and sub-contractors, resulting in a significant reduction in operating costs and a sharp increase in competitiveness.

Furthermore, both China's forthcoming entry into the WTO and the Chinese government's support have a positive impact on Enful's wooden products business. Enful will flexibly adjust its internal resources to tap the market, and is optimistic that there is ample room for further increases in overall turnover and profitability.

Since environmental protection will be one of the key businesses in the future, Enful has started to diversify its markets in this field, both geographically - exploring the Hong Kong and China markets - and in terms of developing a wider product range since the second half of 2000. Up to now, Enful has secured satisfactory progress in the acoustic panel and acoustic plaster markets in China and Hong Kong, winning initial recognition from Shanghai Puxi and Hong Kong West Rail, as well as gaining the sole distributorships of related products from many manufacturers.

西鐵的初步認同，亦成功向不少廠家爭取到相關產品的獨家代理權。

上述新增的經營項目，可説跟銀豐本身的核心業務互為效益。雖然隔音工程的發展仍屬萌芽階段，但由於中港兩地政府政策的鼓勵和投入資源支持，銀豐將可繼續發揮其優勢，物色更多相關環保材料及設備，在木器加工以外，發展另一核心業務。

The new businesses mentioned above can complement the core business of Enful. Although the development of acoustic engineering is still at a preliminary stage of growth, with encouragement and investment support from the Chinese and Hong Kong governments, Enful can continue to build on its competitive advantages to explore more projects related to environmental protection materials and facilities. This will enable it to develop another core business apart from wooden products processing.

3. 地產發展及物業管理

中環雲咸街29號東方有色大廈

東方有色大廈的估值較去年同期上升逾一成。截至二零零零年十二月底止，東方有色大廈的出租率約百分之九十一，租客包括多間國際性及跨國企業的駐港辦事處，收租情況及租客質素均屬理想。年內，為集團帶來了約一千二百萬港元之租金收入。

澳洲悉尼住宅發展項目—雅景軒

截至二零零零年底止，雅景軒已售出逾九成單位。去年，由於澳洲政府全面開徵銷售税，對新落成樓宇之銷售帶來壓力；但隨著澳元匯率下滑，相信會有助雅景軒二零零一年之銷售。

3. Property Development and Management

ONFEM Tower, 29 Wyndham Street, Central

The property value of ONFEM Tower rebounded by over 10% compared with last year. At the end of December 2000 it enjoyed an occupancy rate of approximately 91%, with occupants including the Hong Kong offices of a number of multinational corporations. Both rental income and the quality of occupants were satisfactory, and the property brought the Company an income during the year of approximately HK$12 million.

The Garret, a residential project in Sydney, Australia

As of the end of 2000, over 90% of residential units in The Garret were sold. Last year, the Australian government's introduction of a Goods and Services Tax (GST) resulted in pressure on sales of new properties. However, the declining exchange rate of the Australian dollar will be positive for sales of The Garret in 2001.







中國珠海海天花園

隨著中國加快其對外開放步伐，外資企業投資日增，珠海作為中國的窗口之一，其地產業務必大有可為，有利珠海海天花園之銷售。珠海海天花園施工質量優良，於二零零一年初再度被珠海市建設委員會評為「二零零一年文明施工優良工地」，並獲珠海傳媒廣泛報導。該項目地面以下的工程可望於短期內完成，並預計二零零一年年底可完成海天花園A段主體工程第十三層。

Hai Tian Garden, Zhuhai, the PRC

The acceleration of China's open door policy encouraged more investment by foreign enterprises. As a window in China, Zhuhai enjoys a promising property market, which is beneficial to the sale of Hai Tian Garden in the city. The high quality of Hai Tian Garden once again earned it the「二零零一年文明施工優良工地」by 珠海市建設委員會 in early 2001, and this news was extensively covered by mass media in Zhuhai. Construction work for the basement is targeted for completion in the near future and the main building of Hai Tian Garden Section A is expected to be completed up to the thirteenth floor by the end of 2001.

4. 基建項目投資

京域高速公路有限公司(「京域」)

京域的全資附屬公司京冠高速公路有限公司於去年六月十二日被香港高等法院勒令清盤。自上述清盤令頒佈後，所有財務資料由清盤官接管。本集團會密切留意清盤的進度，以維護本集團的最終利益。

4. Infrastructure Investment

Greater Beijing Region Expressways Limited ("GBRE")

A winding up order was issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited, a wholly-owned subsidiary of GBRE, on 12 June 2000. Since the issue of the above-mentioned winding up order, all the financial information are withheld by the liquidator. The Group will pay close attention to the progress of the liquidation so as to protect the interests of the Group.

財務狀況

本集團財政基礎穩固，現金充裕，截至二零零零年十二月三十一日止，有現金及銀行結餘約四億八千三百萬港元(一九九九年：約五億九千七百萬)。

FINANCIAL POSITION

The Group's financial condition remains healthy with abundant cash flow. As of 31 December 2000, its cash on hand and bank balances amounted to approximately HK$483 million (1999: approximately HK$597 million).

承董事會命

王幸東
董事總經理

香港，二零零一年五月十八日

By Order of the Board

Wang Xingdong
Managing Director

Hong Kong, 18 May 2001

董事會成員

BOARD OF DIRECTORS



高德柱先生，現年六十一歲，於一九九八年六月出任本公司執行董事兼主席，彼亦為中國有色金屬(香港)集團有限公司(「中國有色(香港)」)之主席，東方鑫源(集團)有限公司(「東方鑫源」)執行董事兼主席，原國家有色金屬工業局副局長。高先生畢業於撫順師範學院，現亦為中國高級經濟師。在加入本公司前，彼曾任中國銀行副行長，擁有逾四十年金融工作經驗和豐富的經營管理經驗。

Mr. GAO Dezhu, aged 61, was appointed as an Executive Director and the Chairman of the Company in June 1998. He is also the Chairman of China Nonferrous Metals Group (Hong Kong) Limited ('CNMG'), an Executive Director and the Chairman of Oriental Metals (Holdings) Company Limited ('OMC'), and the Vice Minister of the previous State Nonferrous Metals Industry Administration ('SNMIA'). Mr. Gao graduated from the Fushun College of Education and is a qualified senior economist in the PRC. Prior to joining the Company, he was the Deputy General Manager of Bank of China. Mr. Gao has over 40 years of experience in financial management and extensive experience in operation administration.



王幸東先生，現年四十歲，於二零零一年三月出任本公司執行董事兼董事總經理，負責本公司的日常營運及策略規劃。彼亦為中國有色(香港)及東方鑫源之執行董事和招商局中國基金有限公司之非執行董事。

王先生於一九八二年在廈門大學畢業，取得文學士學位，其後於一九八七年至一九八九年在美國紐約長島大學工商管理學院攻讀工商管理。

在加入本公司前，彼曾在美國及德國的金屬礦產品貿易公司出任高職多年。王先生在國際金屬貿易，投資策略及企業管理方面擁有豐富經驗。

Mr. WANG Xingdong, aged 40, was appointed as an Executive Director and the Managing Director of the Company in March 2001, responsible for the operation of and strategic planning for the Company. He is also an Executive Director of CNMG, an Executive Director of OMC and a Non-executive Director of China Merchants China Direct Investments Limited.

Mr. Wang graduated from the Xiamen University, P.R.C. in 1982 with a Bachelor of Arts degree. He then further his studies in business management between 1987 and 1989 in the Faculty of Management of Business Administration of Long Island University in New York, U.S.A.

Prior to joining the Company, he has been a member of senior management of both U.S.A. and German corporations carrying on trading business of metals and mineral products for many years. Mr. Wang has extensive experience in international metals trading, investment strategies and corporate management.

李世銘先生，現年三十七歲，於一九九八年九月出任本公司執行董事副總經理，彼亦為中國有色(香港)執行董事。李先生於一九八三年加入原中國有色金屬工業總公司(「原工業總公司」)，先後在第四冶金建設公司，基建局及投資部從事財務、投資、基建等工作；一九九五年出任原工業總公司總經理辦公室主任；一九九七年五月加入中國有色(香港)，出任本公司副總經理及東方鑫源助理總經理；李先生持有MURDOCH大學之工商管理碩士學位；一九八九年至今擔任中國有色建設協會常務理事，曾任中國有色基建財經研究會秘書長，擁有會計師、經濟師資格證書。李先生在財務管理、投資策略有廣泛經驗。



Mr. LI Shiming, aged 37, was appointed as the Executive Deputy Managing Director of the Company in September 1998. He is also an Executive Director of CNMG. Mr. Li joined previous China National Nonferrous Metals Industry Corporation ("the previous CNNC") in 1983, and worked in the No. 4 Metallurgical Construction Company, the Infrastructure Bureau and the Investment Department, responsible for finance, investment and infrastructure. He was the Director to the Office of the President of the previous CNNC in 1995. He joined CNMG in May 1997 and is the Deputy General Manager of the Company and the Assistant General Manager of OMC. Mr. Li holds a Master's Degree of Business Administration from The Murdoch University. He has been a board member of the China Nonferrous Construction Association since 1989. Mr. Li was the Secretary of China Nonferrous Infrastructure Financial Research Association. He is a qualified accountant and economist and has extensive experience in financial management and investment strategies.

譚惠珠小姐，現年五十五歲，於一九九七年四月獲委任為本公司獨立非執行董事。譚小姐持有倫敦大學之法律學士學位，現為執業大律師，自一九七二年開始執業。譚小姐現出任多個職務，其中包括：中華人民共和國全國人民代表大會代表，香港特別行政區基本法委員會委員，香港大律師公會成員及香港機場管理局董事會成員等，並曾出任中華人民共和國香港特別行政區籌備委員會委員，中華人民共和國國務院港澳辦港事顧問及香港特別行政區臨時立法會議員。在此之前，彼曾出任多個公職，如立法局議員、行政局議員、香港特別行政區基本法草擬委員等。彼積極參與社會事務，對中國及香港事務深入了解並有廣泛經驗。譚小姐現亦為永安集團有限公司及另外四間於香港聯合交易所有限公司(「聯交所」)上市公司之非執行董事。



Ms. TAM Wai Chu, Maria, aged 55, was appointed as an Independent Non-executive Director of the Company in April 1997. Ms. Tam holds a Bachelor's degree in Law from London University. She is a practising barrister and has been in practice since 1972. Ms. Tam is currently involved in numerous community services: the Deputy of the National Peoples' Congress of the PRC, a member of the Basic Law Committee of the Hong Kong Special Administrative Region (the "HKSAR"), and a member of the Bar Association and a board member of the Hong Kong Airport Authority. She was also appointed as a member of Preparatory Committee of the HKSAR, Hong Kong Affairs Adviser (PRC), Provisional Legislative Council of the HKSAR. Prior to that, she was a member of several public administration bodies such as the Legislative Council, the Executive Council, and the HKSAR Basic Law Drafting Committee. With her active involvements, Ms. Tam has extensive experience and in-depth understanding of the PRC and Hong Kong public affairs. Ms. Tam is also a Non-executive Director of Wing On Company International Limited, and 4 other companies listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").



林濬先生，現年五十五歲，於一九九七年五月獲委任為本公司獨立非執行董事，是九廣鐵路公司物業總監。彼是香港建築物條例認可人仕及註冊專業測量師。林先生在測量專業有三十多年經驗，並為英國皇家特許測量師學會資深會員、英國仲裁學會資深會員。彼是香港測量師學會1986-1987年度會長及資深會員、香港仲裁學會1997-2000年度會長及資深會員。林先生現為香港房屋委員會會員及其建築小組主席。彼是香港測量師註冊管理局前任委員、世界銀行中國城市土地研究顧問、香港國際仲裁中心委員等。彼曾任職於香港置地集團、建築署、房屋署、匯豐銀行集團、森那美集團、中華電力集團，亦為前天安中國投資有限公司執行董事及前林濬測量師行有限公司主席。

Mr. LAM Chun, Daniel, aged 55, was appointed as an Independent Non-executive Director of the Company in May 1997. He is the Director of the Property Division of Kowloon-Canton Railway Corporation. He is a Registered Professional Surveyor and an Authorized Person under the Buildings Ordinance. He has over 30 years of experience in the surveying profession. He is a fellow member of the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He is a fellow and the Past President (1986-1987) of the Hong Kong Institute of Surveyors, and a fellow and the Past Chairman (1997-2000) of the Hong Kong Institute of Arbitrators. Mr. Lam is currently a member of the Hong Kong Housing Authority and the Chairman of its Building Committee. He was a member of the Hong Kong Surveyors Registration Board, is a consultant to the World Bank on the Urban Land Policies Study for the PRC and a Council Member of the Hong Kong International Arbitration Centre. He had worked in the Hongkong Land Group, Architectural Services Department, Housing Department, Hongkong Bank Group, Sime Darby Group, China Light & Power Group and was a former Executive Director of Tian An China Investment Co. Ltd. and the former Chairman of DCL Consultants Limited.



崔貴生先生，現年五十四歲，自一九九八年六月至二零零一年三月出任本公司執行董事兼董事總經理。彼曾任中國有色(香港)董事總經理，東方鑫源執行董事及副主席、招商局中國基金有限公司非執行董事和江西銅業股份有限公司董事。彼為中國高級經濟師，並兼任中國中南工業大學碩士研究生導師。

Mr. CUI Guisheng, aged 54, was an Executive Director and the Managing Director of the Company from June, 1998 to March, 2001. He was the President of CNMG, an Executive Director and the Vice Chairman of OMC, a Non-executive Director of China Merchants China Direct Investments Limited and a director of Jiangxi Copper Company Limited. Mr. Cui is a qualified senior economist in the PRC and is a tutor for master degree research candidates in the Central South China University of Technology, the PRC.

高層管理人員

葉樹華先生，現年三十二歲，於一九九八年八月加入本公司，現為本集團的財務總監。彼亦為積架集團、銀豐集團、瑞和集團及珠海東方海天置業有限公司之董事。葉先生持有澳洲新南威爾斯大學之商務學士學位，是澳洲會計師公會以及香港會計師公會會員。彼於本地及海外之財務及行政管理方面有廣泛經驗。

何小麗小姐，現年三十三歲，於一九九九年十一月出任本公司財務部總經理。何小姐畢業於北方工業大學經濟系，持有會計學學士學位， 亦為中國高級會計師及中國註冊會計師協會會員。在加入本公司之前，她曾擔任原工業總公司財務部之企業處業務主管及會計信息處副處長等職。彼於國內企業財務管理方面擁有廣泛經驗。

魯蓓小姐，現年三十二歲，於一九九八年九月加入本公司，主要負責公司發展部業務。魯小姐畢業於清華大學外語系，持有文學學士學位。在加入本公司之前，她曾在中國和外國公司從事國際貿易，有十年的業務經驗。

倪光茂先生，現年四十歲，於一九九九年十二月加入本公司，現為本公司建管部高級經理。倪先生持有加拿大Concordia大學工程學學士學位，是香港工程師學會會員，英國屋宇服務工程師學會會員，加拿大安大略省工程師學會註冊工程師。倪先生在中港兩地和加拿大擁有多年參與機電工程的設計、監督和項目管理工作經驗。

SENIOR MANAGEMENT

Mr. IP Shu Wah, Eric, aged 32, joined the Company in August 1998 and is the Group's Financial Controller. He is the Director of Jaeger Group, Enful Group, Condo Group and Zhuhai (Oriental) Blue Horrison Properties Company Limited. Mr. Ip holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and is a CPA member of the Australian Society of Certified Practising Accountants and an associate member of the Hong Kong Society of Accountants. He has extensive local and overseas experience in financial and general management.

Ms. HE Xiaoli, aged 33, joined the Company in November, 1999 and is the General Manager of the Finance Department of the Company. She graduated from the Economics Department of the Northern Gong Ye University and holds a Bachelor's degree in Accounting and is also a PRC Senior Accountant and a member of The Association of Chartered Accountants, PRC. Prior to joining the Company, she had been the Head of Business Division of the Finance Department of the previous CNNC and the Deputy Minister of Accounting Information Bureau. She has extensive experience in financial management of PRC enterprises.

Ms. LU Bei, aged 32, joined the Company in September 1998 and is responsible for the operation of Business Department. She holds a Bachelor of Arts degree in Foreign Language from the Tsinghua University. Prior to joining the Company, she was engaged in international trading for Chinese and foreign companies and had 10 years business experience.

Mr. NGAI Kong Mau, Philip, aged 40, joined the Company in December 1999. He is the Senior Manager of the Construction Department. Mr. Ngai holds a Bachelor's degree in Engineering from Concordia University, Canada. He is a member of The Hong Kong Institute of Engineers (Ir MHKIE), a member of The Chartered Institution of Building Services Engineers of U.K. (C. Eng MCIBSE), a registered member of the Association of Professional Engineers of Ontario (P. Eng APEO). Mr. Ngai has extensive experience in the E&M engineering field and has been involved in the design, supervision, and project management of various projects in Canada, Hong Kong and the PRC.

羅志賢先生，現年三十三歲，於一九九九年六月加入本公司，現為本公司的高級項目經理。彼持有香港理工大學之建築工藝及管理學學士學位，是香港測量師學會會員，英國皇家特許測量師學會會員及英國仲裁學會會員。彼於本地及國內之物業發展、項目管理及建築工程擁有廣泛經驗。

Mr. LO Chi Yin, Eric, aged 33, joined the Company in June 1999 and is the Senior Project Manager of the Company. Mr. Lo holds a Bachelor's degree in Building Technology & Management from The Hong Kong Polytechnic University and is an associate of the Hong Kong Institute of Surveyors, the Royal Institution of Chartered Surveyors and the Chartered Institute of Arbitrators. He has extensive experience in the areas of property development, project management and construction in Hong Kong and the PRC.

司徒偉鴻先生，現年四十一歲，是積架的董事總經理。彼持有澳洲新南威爾斯大學之商務學士學位，是澳洲特許會計師公會以及香港會計師公會會員。於一九九三年加入積架出任集團財務總監，於一九九四年成為積架的總經理，並於一九九七年五月成為董事總經理。司徒先生於本地及海外之財務及行政管理方面有超過十七年經驗。

Mr. SZETO Wai Hung, Augustine, aged 41, is the Managing Director of Jaeger. He holds a Bachelor's degree in Commerce from the University of New South Wales, Australia and is an associate member of The Institute of Chartered Accountants in Australia and the Hong Kong Society of Accountants. Mr. Szeto joined Jaeger in 1993 as the group Financial Controller and became the General Manager in 1994. He was further promoted to the Managing Director of Jaeger group in May 1997. He has over 17 years of local and overseas financial and general management experience.

陳宏基先生，現年五十三歲，是積臣氣霧製品有限公司(積架之附屬公司)的現任董事總經理，亦是該公司於一九九三年成立時的創辦人之一。彼持有香港中文大學之理科學士學位。自一九七三年起成為國際氣霧劑協會會員，彼為氣霧劑製品專家，於香港及中國氣霧劑製品發展、生產及推廣方面有積逾二十八年之豐富的經驗。

Mr. CHAN Wang Kay, aged 53, is the Managing Director and the co-founder of Jaeson Aerosol Company Limited, a subsidiary company of Jaeger, which was established in 1993. He holds a Bachelor's degree in Science from the Chinese University of Hong Kong and is an associate member of the International Aerosol Association since 1973. He is a professional chemist specialised in the development, manufacturing and marketing of industrial aerosol products in Hong Kong and the PRC for more than 28 years.

王日東先生，現年三十九歲，是瑞和集團董事，以及上海金橋瑞和裝飾工程有限公司的董事長。彼在香港，澳門及中國經營建築業務擁有十八年的經驗。

Mr. WONG Iat Tong, aged 39, is a Director of Condo and President of Shanghai Jin Qiao Condo Decoration Engineering Co. Ltd. He has 18 years of experience in construction business in Hong Kong, Macau and the PRC.

余立安先生，現年四十三歲，是瑞和的董事，亦是該集團於一九八零年成立時的創辦人之一。他擁有超過二十一年的建材及金屬工程工作經驗，負責瑞和在香港、澳門及廣東省地區的業務。

Mr. YU Lap On, Stephen, aged 43, is a Director and one of the founders of Condo in 1980. He has over 21 years of experience in running building materials and metal work business and is responsible for the business of Condo in Hong Kong, Macau and Guangdong regions.

吳梓君先生，現年四十七歲，是瑞和的董事，亦是瑞和於一九八零年成立時的創辦人之一，以及上海金橋瑞和裝飾工程有限公司總經理。彼在香港、澳門及中國經營大廈幕牆業務擁有二十一年的經驗。

陳新能先生，現年四十一歲，於一九八九年加入瑞和，現為該集團的董事暨技術總監。陳先生畢業於香港理工大學土木工程學系，擁有二十一年的經驗，對幕牆設計及工程管理極為資深。

梁博程先生，現年四十四歲，於一九九零年接手經營多利加，現任該集團的副董事長兼總經理。梁先生持有美國加利福尼亞洲Kennedy-Western大學工程學學士學位，亦是Chartered Institution of Building Services Engineer, American Society of Heating, Refrigerating and Air-conditioning Engineers及香港電器工程商會有限公司之會員，英國工程學會之Incorporated Engineer，亦是香港註冊電業工程人員(COHO等級)。梁先生擁有二十六年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

廖鷹揚先生，現年四十二歲，於一九九六年加入多利加，現任該集團的董事及副總經理。廖先生是Chartered Institution of Building Services Engineer, Institute of Plumbing 之會員及英國工程學會之Incorporated Engineer。廖先生擁有二十四年以上的機電工程經驗，在香港、澳門及中國負責多項工程項目的設計、監督、承造及管理。

Mr. NG Tze Kwan, Eric, aged 47, is a Director and one of the founders of Condo in 1980 and the General Manager of Shanghai Jin Qiao Condo Decoration Engineering Co. Ltd. He has 21 years of experience in the curtain wall business in Hong Kong, Macau and the PRC.

Mr. CHAN Sun Nung, Simon, aged 41, joined Condo in 1989 and is now a Director and the Technical Director of Condo group. He graduated from the Department of Civil Engineering, the Hong Kong Polytechnic University and has 21 years of experience in curtain wall design and technical management.

Mr. LEUNG Pok Ching, aged 44, is the Deputy Chairman and General Manager of Polycrown. He took over the management of Polycrown group in 1990. Mr. Leung graduated from the University of Kennedy-Western, California, USA and obtained a Bachelor's degree in Engineering. He is an associate of Chartered Institution of Building Services Engineer, a member of American Society of Heating, Refrigerating and Air-conditioning Engineers, a member of Hong Kong Electrical Contractors' Association Ltd. and an Incorporated Engineer of British Engineering Council (CEI), and is a licensed electrician of Hong Kong (COHO class). Mr. Leung has more than 26 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

Mr. LIU Ying Yeung, Hilter, aged 42, is a Director and the Assistant General Manager of Polycrown. He joined Polycrown group in 1996. He is an associate of Chartered Institution of Building Services Engineer, a fellow member of Institute of Plumbing and an Incorporated Engineer of British Engineering Council (CEI). Mr. Liu has more than 24 years of experience in mechanical and electrical engineering and has been involved in the design, supervision, contracting and management of various engineering projects in Hong Kong, Macau and the PRC.

周民釗先生，現年五十歲，於二零零零年加入多利加，現任該集團的董事及副總經理。周先生持有美國曉斯頓大學機械工程學士學位，並為英國屋宇服務工程師學會會員，香港工程師學會會員，英國工程委員會註冊工程師。周先生擁有24年專業工作經驗包括：污水處理、土建機電及屋宇服務等項目。彼曾參與各種不同類型機電項目的設計、承包和管理，所參與之大型項目包括地鐵初線合同E8、大埔污水處理廠II及IV期、錦繡花園污水處理廠、上海遠洋賓館所有機電系統設計及香港時代廣場的冷氣系統的安裝等等。周先生現職多利加集團環保部主管及擔任該集團的環保業務發展的統籌。

Mr. CHOW Man Chiu Michael, aged 50, is a Director and the Deputy General Manager of Polycrown. He joined Polycrown group in 2000. He holds a Bachelor of Science degree in Mechanical Engineering from University of Houston of USA (BSME), and is a Corporate Member of the Chartered Institution of Building Services Engineers of U.K. (MCIBSE), a Corporate Member of the Hong Kong Institution of Engineers (MHKIE), a Chartered Engineer of the British Engineering Council (C. Eng). Mr. Chow has 24 years of experience in sewage treatment, E & M infrastructure works and building services engineering. He has participated in design, contracting and management of various projects including the Contract E8 for the MTRC Modified Initial Line, the Tai Po Sewage Treatment Plant Phases II & IV, the Sewage Treatment Plant of Fairview Garden, the complete E & M system designs for the COSCO Hotel in Shanghai and the HVAC works for the HK Times Square etc. Mr. Chow is currently the head of the EP department of Polycrown and in charge of the overall development of Polycrown group's EP business.

姜熾昌先生，現年四十六歲，於一九九三年出任銀豐董事並於一九九八年出任董事總經理。他持有加拿大渥太華大學機械工程系學士學位及溫莎大學工商管理學系學士學位，並於一九八六年成為英國特許工程師公會會員(海事工程)。姜先生在過去十多年，曾先後在中港兩地參與不同的建設項目和房地產開發項目。

Mr. KEUNG Chee Cheong, aged 46, was appointed as a Director of Enful in 1993 and became the Managing Director in 1998. He holds Bachelor's degrees in Mechanical Engineering and Commerce (Management Science) from the University of Ottawa and the University of Windsor, Canada respectively. He has been a member of the Institute of Marine Engineers (Chartered Engineer) since 1986. Mr. Keung has over 10 years of experience in management position of the projects for land and property development in Hong Kong and the PRC.

麥潤和先生，現年五十一歲，於一九九二年出任銀豐之董事。他除致力於製造及推廣防火門及防火玻璃的業務，亦負責裝璜設計及承包工程。麥先生在中港市場推廣、製造及貿易方面有超過二十年之經驗。

Mr. MAK Yun Wo, Simon, aged 51, was appointed as a Director of Enful in 1992 and is responsible for the manufacturing and marketing of fire doors, fire rated glazing as well as decoration and fit-out contracting. He has over 20 years of working experience in marketing, manufacturing and trading businesses in Hong Kong and the PRC.

茲通告本公司謹訂於二零零一年六月二十七日星期三上午十時三十分假座香港灣仔港灣道一號會展廣場西南座皇朝會七樓會議室舉行股東週年大會，以處理下列事宜：

1. 省覽截至二零零零年十二月三十一日止年度之經審核綜合財務報告，董事會報告及核數師報告。

2. 重選退任董事及釐定董事之酬金。

3. 議定董事會人數之上限，並授權董事會在該限額內委聘新董事。

4. 聘任安達信公司為來年度之核數師及釐定彼等之酬金。

5. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文5(c)段之規限下，一般性及無條件批准本公司董事會於有關期間(定義見下文5(d)段)，行使本公司之一切權力以配發、發行及處理本公司股本中之額外股份，及訂立或發出可能需行使此等權力之售股建議、協議及購股權；

(b) 上文5(a)段之批准將授權本公司董事會於有關期間訂立或發出可能需於有關期間終結後始行使此等權力之售股建議、協議及購股權；

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at The Board Room, 7th Floor, The Dynasty Club, South West Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong on Wednesday, 27 June 2001 at 10:30 a.m. for the following purposes:

1. To receive and consider the Audited Consolidated Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2000.

2. To re-elect the retiring Director and to fix the remuneration of Directors.

3. To fix a maximum number of Directors and to authorize the Directors to appoint additional Directors up to such maximum number.

4. To appoint Messrs. Arthur Andersen & Co. as the Auditors for the ensuing year and to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT**

(a) subject to paragraph 5(c) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 5(d) below) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph 5(a) above shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) 本公司董事會依據上文5(a)段之批准所配發或同意有條件或無條件配發（不論其為依據購股權所配發者與否）之股本面值總額，不得超過(aa)本公司於本決議案通過當日之已發行股本面值總額百分之二十，及(bb)（如本公司董事會獲本公司股東另行通過普通決議案授權）本公司在通過是項決議案後購回之本公司股本面值總額（最多為相等於在本決議案日期本公司已發行股本面值總額百分之十）二者總和，惟因(i)配售新股（定義見下文5(d)段）或(ii)按照本公司發行之任何認股權證或可兑換為本公司股份之任何證券之條款行使認購或兑換權，或(iii)按當時所採納之任何優先購股計劃或就向本公司及/或其任何附屬公司之行政人員及/或僱員授予或發行股份及/或可認購本公司股份之權利而採納之類似安排所發行者，或(iv)以配發股份代替就本公司股份派發之全部或部份股息之任何以股代息或類似安排除外；上述5(a)段授予董事會之批准須以此數額為限；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph 5(a) above, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph 5(d) below) (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company or (iii) an issue of shares under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiary companies of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company, shall not exceed the aggregate of (aa) 20 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution plus (bb) (if the Directors of the Company are so authorized by a separate ordinary resolution of the shareholders of the Company) the aggregate nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of this Resolution) and the said approval to the Directors in paragraph 5(a) shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權；及

「配售新股」指本公司董事會於指定期間內，向於指定記錄日期名列股東名冊之股東按彼等於當日之持股比例提呈發售股份或其他證券之建議(惟董事有權就零碎股權或任何認可管制機構或任何證券交易所之法律限制或責任，作出其認為必要或權宜之豁免或其他安排)。」

6. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議：

(a) 在下文6(b)段之規限下，一般性及無條件批准董事會於有關期間(定義見下文6(c)段)，按照所有適用法例及/或香港聯合交易所有限公司(「聯交所」)或任何其他證券交易所不時修訂之證券上市規則之規定並在其規限下，行使本公司所有權力在聯交所或本公司證券上市所在且獲香港證券及期貨事務監察委員會及聯交所就此認可之任何其他證券交易所購回本公司之股份(包括可贖回股份)；

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares or other securities open for a period fixed by the Directors of the Company to the shareholders on the register on a fixed record date in proportion to their shareholdings as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any recognized regulatory body or any stock exchange)."

6. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"THAT

(a) subject to paragraph 6(b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph 6(c) below) of all the powers of the Company to repurchase its own shares (including redeemable shares) on the Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the securities of the Company may be listed and recognized by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) 本公司依據上文6(a)段購回之股本面值總額，不得超過本公司於本決議案通過當日之已發行股本面值總額百分之十，而上文6(a)段授予董事會之批准亦須受此數額限制；

(c) 就本決議案而言：

「有關期間」指由本決議案通過當日至下列任何一項最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依法例規定本公司須予召開下屆股東週年大會之期限屆滿之日；或

(iii) 股東於股東大會上通過普通決議案撤銷或更改本決議案之授權。」

7. 作為特別事項，考慮並酌情通過以下決議案為普通決議案：

「動議在通過上文第6項決議案後，授權董事會將按照上文第6項決議案所述由本公司購回本公司股本中之股份面值總額，加上本公司董事會依據上文第5項決議案可配發之股本面值總額，惟本公司購回之股本面值總額不得超過本公司於本決議案通過日期之已發行股本面值總額百分之十。」

(b) the aggregate nominal amount of share capital repurchased by the Company pursuant to paragraph 6(a) above shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval to the Directors in paragraph 6(a) above shall be limited accordingly;

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; or

(iii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

7. As special business, to consider and, if thought fit, pass the following resolution as an Ordinary Resolution:

"**THAT** conditional upon Resolution No. 6 above being passed, the aggregate nominal amount of the number of shares in the capital of the Company which are repurchased by the Company under the authority granted to the Directors as mentioned in Resolution No. 6 above shall be added to the aggregate nominal amount of share capital that may be allotted by the Directors pursuant to Resolution No. 5 above, provided that the amount of share capital repurchased by the Company shall not exceed 10 per cent. of the total nominal amount of the share capital of the Company in issue on the date of this Resolution."

8. 處理任何其他事項。

承董事會命

王幸東

董事總經理

香港，二零零一年五月十八日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委派一位或多位代表代其出席及在進行投票時代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等授權書或授權文件副本，須於大會或續會之指定舉行時間四十八小時前送達本公司之主要營業地點，地址為香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓，方為有效。

3. 本公司將由二零零一年六月二十二日星期五至二零零一年六月二十七日星期三止（包括首尾兩日）期間暫停辦理股份過戶登記手續。如欲出席上述通告召開之股東大會，所有股票連同已填妥之過戶表格（附於股票背頁或分開遞交）最遲須於二零零一年六月二十一日星期四下午四時正交回本公司之香港股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712-1716室。

8. To transact any other business.

By order of the Board

Wang Xingdong

Managing Director

Hong Kong, 18 May 2001

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on his/her behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority, must be deposited at the Company's principal place of business at 11th Floor, China Minmetals Tower, 79 Chatham Road South, Tsimshatsui, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.

3. The Register of Members will be closed from Friday, 22 June 2001 to Wednesday, 27 June 2001, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for attending the meeting convened by the above, all share certificates, with completed transfer forms either overleaf or separately, must be lodged with the Company's Hong Kong Branch Registrars, Central Registration Hong Kong Limited at Rooms 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Thursday, 21 June 2001.

董事會欣然提呈截至二零零零年十二月三十一日止年度之年報及經審核之財務報表。

The Board of Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2000.

主要業務

本公司之主要業務為投資控股。各附屬公司之主要業務及其他摘要載於財務報表附註12。

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 12 to the financial statements.

主要客戶及供應商

主要客戶及供應商於本財政年度佔本集團銷售額及採購額之資料如下：

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers during the financial year is as follows:

	佔本集團總額之百分比 Percentage of the Group's total				
	銷售額 Sales		採購額 Purchases		
	2000	1999	2000	1999	
最大客戶	**19%**	21%			The largest customer
首五大客戶所佔總額	**37%**	41%			Five largest customers in aggregate
最大供應商			**37%**	4%	The largest supplier
首五大供應商所佔總額			**94%**	16%	Five largest suppliers in aggregate

於本年度任何時間，各董事或其聯繫人士(定義見香港聯合交易所有限公司證券上市規則(「上市規則」))或就董事所知任何擁有本公司股本5%以上之本公司股東，均無擁有上述客戶及供應商之任何權益。

At no time during the year, have the Directors, their associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")) or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interests in the above customers and suppliers.

財務報表

本集團截至二零零零年十二月三十一日止年度之溢利，以及本公司與本集團於該日之財政狀況均載於本財務報表第45頁至109頁。

董事會不建議派發截至二零零零年十二月三十一日止年度之末期股息(一九九九年：無)。

慈善捐款

本集團於本年度作出之慈善捐款為28,000港元(一九九九年：37,000港元)。

物業、廠房及設備

物業、廠房及設備於本年度之變動情況載於財務報表附註11。

股本

本公司之股本情況載於財務報表附註24。

儲備

本年度之儲備變動情況載於財務報表附註25。

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2000 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 45 to 109.

The Directors do not recommend the payment of a final dividend for the year ended 31 December 2000 (1999: Nil).

CHARITABLE DONATIONS

During the year, the Group made charitable donations amounting to HK$28,000 (1999: HK$37,000).

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment during the year are set out in Note 11 to the financial statements.

SHARE CAPITAL

Details of the Company's share capital are set out in Note 24 to the financial statements.

RESERVES

Movements in reserves during the year are set out in Note 25 to the financial statements.

董事

本年度及截至本報告書日期止之在職董事如下：

高德柱

王幸東 *(於二零零一年三月三十日獲委任)*

李世銘

譚惠珠 *(非執行)*

林 濬 *(非執行)*

崔貴生 *(於二零零一年三月三十日辭任)*

杜 晟 *(於二零零零年六月二十六日被罷免)*

根據本公司之細則第111(A)條，李世銘先生任滿告退，惟具資格並願意膺選連任。

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Gao Dezhu

Wang Xingdong *(appointed on 30 March 2001)*

Li Shiming

Tam Wai Chu, Maria *(Non-executive)*

Lam Chun,Daniel *(Non-executive)*

Cui Guisheng *(resigned on 30 March 2001)*

Du Sheng *(removed on 26 June 2000)*

Mr. Li Shiming retires from office in accordance with Article 111(A) of the Company's Bye-laws, being eligible, offers himself for re-election.

董事之服務合約

所有擬膺選連任之董事概無與本公司或其任何附屬公司訂立任何於一年內由僱用公司予以終止而需作出賠償(一般法定賠償除外)之未屆滿服務合約。

DIRECTORS' SERVICE CONTRACTS

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company and any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

董事之證券權益及購買證券之權利

於二零零零年十二月三十一日，本公司之董事或行政總裁概無在本公司或其任何相聯法團(按證券(披露權益)條例(「披露權益條例」)之定義)之任何股本或債務證券中擁有根據披露權益條例第28條規定須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益(包括根據披露權益條例第31條或附表第一部份視作或當作擁有之權益)，或根據披露權益條例第29 條須登記於該條例所述登記冊，或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益。

本年度內，本公司之董事或行政總裁或彼等之配偶或未滿18歲之子女概無獲授或行使任何權利以認購本公司或其任何相聯法團之任何股本或債務證券。

可換股證券、購股權、認股權證或類似權利

本公司於二零零零年十二月三十一日並無任何尚未行使之購股權、可換股證券、認股權證或其他類似權利。

年內並無購回或行使任何購股權及可換股證券。

DIRECTORS' INTERESTS IN SECURITIES AND RIGHTS TO ACQUIRE SECURITIES

As at 31 December 2000, none of the Directors or the chief executive of the Company had any interests in any equity or debt securities of the Company or any of its associated corporations of the Company (within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of the SDI Ordinance or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to section 29 of the SDI Ordinance, to be entered in the register referred to therein or are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, to be notified to the Company and the Stock Exchange.

During the year, none of the directors or the chief executive of the Company nor their spouses or children under 18 years of age was granted or had exercised any rights to subscribe for any equity or debt securities of the Company or any of its associated corporations.

CONVERTIBLE SECURITIES, OPTIONS, WARRANTS OR SIMILAR RIGHTS

The Company had no outstanding options, convertible securities, warrants or other similar rights as at 31 December 2000.

There has been no repurchase or exercise of options and convertible securities during the year.

持有本公司股本之主要權益

於二零零零年十二月三十一日，根據本公司按照披露權益條例第16(1)條規定而設置之登記冊所記錄，本公司獲知會下列股東持有10%或以上本公司之已發行股本權益：

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2000, according to the register required to be kept by the Company under section 16(1) of the SDI Ordinance, the Company was notified that the following shareholders were interested in 10% or more of the issued share capital of the Company:

股東名稱 Name of shareholder	附註 *Notes*	所持股份數目 Number of shares held	佔已發行股份總數之百分比 Percentage of total issued shares
國家有色金屬工業局* State Nonferrous Metals Industry Administration *	*1*	416,009,928	53.87%
China Nonferrous Metals Holdings (Cook Islands) Limited	*1*	416,009,928	53.87%
中國有色金屬(香港)集團有限公司(「中國有色(香港)」) China Nonferrous Metals Group (Hong Kong) Limited ("CNMG")	*2*	416,009,928	53.87%
Haka International Limited ("Haka")		383,188,208	49.62%

附註：

* 請參考第2頁之附註

1. 根據披露權益條例，該等公司被視為擁有由Haka持有之383,188,208股股份及由中國有色(香港)所持有之32,821,720股股份之權益。

2. 除本身持有32,821,720股股份外，中國有色(香港)亦被視為擁有由Haka持有之383,188,208股股份之權益。

Notes:

* Please refer to the Note on page 2

1. By virtue of the SDI Ordinance, these companies are deemed to be interested in the 383,188,208 shares held by Haka and 32,821,720 shares held by CNMG.

2. In addition to 32,821,720 shares held by itself, CNMG is deemed to be interested in the 383,188,208 shares held by Haka.

董事之合約權益

本公司、其任何控股公司、附屬公司或同系附屬公司於本年度終結日或年內任何時間，概無訂立對本公司業務有重大影響，而本公司董事於當中擁有重大利益之任何合約。

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, any of its holding companies, or any of their subsidiaries was a party, in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

管理合約

除於本年報第40頁附註(b)及第107至108頁附註31所披露外，本年度內概無訂立或存在任何有關本公司全部或任何重大部份業務之管理及行政合約。

MANAGEMENT CONTRACTS

Save as disclosed in Note (b) on page 40 and Note 31 on page 107 to 108 of the annual report, no contract for management and administration of the whole or any substantial part of any business of the Company were entered into or existed during the year.

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司之上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries have purchased, sold or redeemed any of the Company's listed securities during the year.

銀行貸款、透支及其它借貸

本集團於二零零零年十二月三十一日之貸款及透支詳情載於財務報表附註21及22。

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of loans and overdrafts of the Group as at 31 December 2000 are set out in Notes 21 and 22 to the financial statements.

利息資本化

本集團於本年度資本化之利息款額載於財務報表附註4。

INTEREST CAPITALISED

The amount of interest capitalised by the Group during the year is set out in Note 4 to the financial statements.

五年財務概要

本集團於過去五個財政年度之業績及資產與負債概要載於年報第112頁。

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 112 of the annual report.

物業

本集團名下主要物業及物業權益之詳情載於年報第110及111頁。

PROPERTIES

Particulars of the major properties and property interests of the Group are shown on pages 110 to 111 of the annual report.

僱員

截至二零零零年十二月三十一日止，本集團共聘用687名僱員。年內之薪酬總額約為七千七百萬港元。本集團之薪酬政策與市場慣例一致，並按照個別僱員之表現及經驗而釐定。

本公司之股東於一九九三年九月三十日通過一項購股權計劃(「該計劃」)。該計劃特別為任職於本集團之行政人員及高級職員而設，以推動彼等長期致力於保持及提升本公司之股份價值。本集團更可藉此吸引經驗豐富及有才能之職員留任，並以該計劃作為職員良好表現之獎勵。

根據該計劃，本公司董事可酌情邀請本集團之行政人員及／或僱員，接納購股權及按該計劃之條款認購本公司之股份。

同時，本集團亦意識到，質素優良的管理和專業人才是企業成功的主要因素。因此，在加強經營管理之同時，集團亦十分重視為不同階層的員工提供不同形式之專業培訓，鼓勵自學進修。透過有關培訓，不但讓員工技能有所提昇，個人潛力得到更好發揮，更增加了他們對公司的歸屬感和工作滿足感。

EMPLOYEES

As at 31 December 2000, the Group employed 687 staff. The amount of the remunerations paid during the year was approximately HK$77,000,000. The Company adopted a pay policy in line with market practice, and remuneration was determined with reference to the performance and experience of individual employees.

The shareholders of the Company approved a share option scheme for executives ("the Scheme") on 30 September 1993. The Scheme was tailor-made for the executives and senior staff of the Group. Under the Scheme, the Directors of the Company have the authority at their discretion to invite executives and senior staff of the Group to take up options to subscribe for shares in the Company according to the terms and conditions of the Scheme.

The Scheme is intended to encourage executives and staff of the Group to contribute to maintaining and where possible improving the share price of the Company in the long run. At the same time, the Scheme serves as a recognition to those staff with excellent performance and helps the Group to retain experienced and capable employees.

Meanwhile, the Group is well aware of the importance of quality management and specialist expertise as key factors in achieving corporate success. While strengthening its operational management, the Group also encourages self-advancement and attracts great importance to the provision of various forms of professional training to employees at different levels. Through appropriate training, employees' skills can be enhanced and their personal potential can be developed. Provision of training also help to increase their job satisfaction and loyalty to the Company.

退休金計劃

本公司退休金計劃之詳情載於財務報表附註29。

優先購買權

本公司之公司細則或百慕達法例均無優先購買權之規定。

公司監管

本公司各董事並不知悉有任何資料足以合理地顯示本公司目前或曾於截至二零零零年十二月三十一日止年度內任何時間違反聯交所證券上市規則(「上市規則」)附錄14所載之最佳應用守則(「最佳應用守則」)，惟本公司之非執行董事並無明確任期，但須根據本公司之公司細則於本公司之股東週年大會上輪席退任及重選連任。

審核委員會

於一九九九年三月，董事會已根據最佳應用守則的規定成立了一個審核委員會，並以書面列出其職權範圍。該委員會的成員包括本公司之兩名獨立非執行董事林濬先生及譚惠珠小姐。 年內， 審核委員會召開六次會議， 其主要職責為審查及監察本集團之財務匯報程序及內部監控。

PENSION SCHEME

Details of the Group pension scheme are set out in Note 29 to the financial statements.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the law in Bermuda.

CORPORATE GOVERNANCE

None of the Directors of the Company is aware of any information which would reasonably indicate that the Company is not or was not in compliance with the Code of Best Practice ("the Code of Best Practice") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange throughout the year ended 31 December 2000 except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-laws.

AUDIT COMMITTEE

In March 1999, the Board of Directors resolved to establish an audit committee with written terms of reference and appointed two independent non-executive directors of the Company, Mr. Lam Chun, Daniel and Ms. Tam Wai Chu, Maria, as members of the committee pursuant to the Code of Best Practice. The audit committee convened six meetings during the year, and its principal duties include the review and supervision of the Group's financial reporting process and internal controls.

核數師

為填補畢馬威會計師事務所於二零零一年三月辭任本公司核數師空缺，安達信公司於同日獲委任為本公司之核數師(「核數師」)。

核數師將於即將舉行的股東週年大會任滿告退，惟具資格並願意膺聘連任。

AUDITORS

Messrs. Arthur Andersen & Co. were appointed as auditors (the "Auditors") of the Company in March 2001 to fill the vacancy caused by the resignation of Messrs. KPMG as the auditors of the Company on the same date.

The Auditors will retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-appointment.

關連交易

就下文附註(b)所詳述之若干關連交易(「該等交易」)而言，本公司董事(包括獨立非執行董事)已根據聯交所於二零零零年七月六日給予之豁免，審閱該等交易。董事(包括獨立非執行董事)已確認，(i)該等交易乃(a)符合日後服務協議之條款；(b)根據一般商業條款(參考香港同類公司進行類似交易而定)，或(倘無可資比較交易)不遜於第三者所給予之條款；及(c)對本公司之股東而言乃屬公平合理之情況下進行；及(ii)本公司於本財政年度內根據日後服務協議就該等交易之應付總代價並不超逾本公司公佈財務報表所披露之綜合有形資產淨值3%。

CONNECTED TRANSACTIONS

In connection with certain connected transactions (the "Transactions") which details are set out in Note (b) below and pursuant to the waiver granted by the Stock Exchange on 6 July 2000, the Transactions have been reviewed by the Directors of the Company (including independent non-executive Directors). The Directors (including independent non-executive Directors) of the Company have confirmed that (i) the Transactions have been carried out: (a) in accordance with the terms of the Future Service Agreement; (b) on normal commercial terms (which expression will be construed by reference to transactions of a similar nature and as made by similar entities in Hong Kong) or where there is no available comparison on terms that are no less favourable than terms available from independent third parties; and (c) are fair and reasonable so far as the shareholders of the Company are concerned; (ii) in this financial year, the aggregate consideration payable by the Company in respect of the Transactions under the Future Service Agreement did not exceed 3% of the consolidated net tangible assets of the Company as disclosed in the financial statements.

關連交易(續)

年內，本集團訂立下列屬於上市規則定義範圍之關連交易：

(a) 一九九九年八月十六日，本公司之全資附屬公司ONFEM Finance Limited(「OFL」，主要業務為進行集團內融資活動)與中國有色(香港)訂立貸款協議。據此，OFL向中國有色(香港)提供26,000,000港元墊款(「貸款」)，年息率為最優惠利率加2厘，並須於二零零零年二月二十九日償還。

二零零零年二月二十九日，中國有色(香港)於到期日向OFL償還貸款之所有應計利息。基於本公司當時擁有額外現金，故根據OFL與中國有色(香港)於二零零零年二月二十九訂立之補充協議將貸款本金26,000,000港元之還款限期延長六個月，年息率則為最優惠利率加2厘。因此，上述貸款連同應計利息將於二零零零年八月三十一日償還。

二零零零年八月三十一日，中國有色(香港)於到期日向OFL償還貸款之所有應計利息合共1,482,356港元，而貸款本金26,000,000港元之還款限期則根據OFL與中國有色(香港)於二零零零年八月三十一日訂立之補充協議再延長三個月，年息率為最優惠利率加2厘。因此，上述貸款連同應計利息將於二零零零年十一月三十日償還。

CONNECTED TRANSACTIONS (Cont'd)

During the year, the Group entered into the following connected transactions as defined under the Listing Rules:

(a) On 16 August 1999, ONFEM Finance Limited ("OFL"), a wholly-owned subsidiary of the Company, principally engaged in financing activities within the Group, entered into a loan agreement with CNMG under which OFL made an advance of HK$26,000,000 ("the Loan") to CNMG at an interest rate of 2% over the prime rate per annum which was repayable on 29 February 2000.

On 29 February 2000, CNMG made on the maturity date a repayment of all the interests accrued to the Loan to OFL. In view of the surplus cash position of the Company at that time, the principal of the Loan amounting to HK$26,000,000 was extended for further six months at an interest rate of 2% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 29 February 2000. The aforesaid loan and the accrued interest thereon were repayable on 31 August 2000.

On 31 August 2000, CNMG made on the maturity date a repayment of all the interests accrued to the Loan amounting to HK$1,482,356 to OFL. The principal of the Loan amounting to HK$26,000,000 was extended for further three months at an interest rate of 2% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 31 August 2000. The aforesaid loan and the accrued interest thereon were repayable on 30 November 2000.

關連交易(續)

二零零零年十一月三十日，中國有色(香港)於到期日向OFL償還貸款之所有應計利息合共745,452港元，而貸款本金26,000,000港元之還款限期則根據OFL與中國有色(香港)於二零零零年十一月三十日訂立之補充協議再度延長六個月，年息率為最優惠利率加2.5厘。因此，上述貸款連同應計利息將於二零零一年五月三十一日償還。

年內，OFL自上述貸款賺取之利息收入合共為2,936,000港元(一九九九年：約1,030,000港元)。截至二零零零年十二月三十一日，尚未償還之貸款為26,264,986港元(一九九九年：27,030,000港元)。

(b) 本公司與中國有色(香港)於二零零零年五月十二日就分擔中國有色(香港)於二零零零年一月一日至二零零二年十二月三十一日期間提供行政服務(「持續關連交易」)所產生之行政開支訂立協議(「日後服務協議」)。根據中國有色(香港)二零零零年度現金流量預測之估計數字，本公司於二零零零年、二零零一年及二零零二年各年須繳付之最高金額分別將不超過5,697,500港元、6,288,750港元及6,933,750港元。本公司所分擔之金額為3,830,000港元(一九九九年：4,419,000港元)，於二零零零年十二月三十一日欠中國有色(香港)之餘額則為1,699,000港元(一九九九年：123,000港元)。

CONNECTED TRANSACTIONS (Cont'd)

On 30 November 2000, CNMG made on the maturity date a repayment of all the interests accrued to the Loan amounting to HK$745,452 to OFL. The date of repayment of the principal of the Loan amounting to HK$26,000,000 was extended for further six months at an interest rate of 2.5% over the prime rate per annum pursuant to a supplemental agreement entered into between OFL and CNMG on 30 November 2000. The Loan and the accrued interest thereon are repayable on 31 May 2001.

During the year, OFL earned interest income of approximately HK$2,936,000 (1999: approximately HK$1,030,000) from the above loan. The outstanding loan as at 31 December 2000 amounted to HK$26,264,986 (1999: HK$27,030,000).

(b) The Company and CNMG entered into an agreement on 12 May 2000 (the "Future Service Agreement") in respect of the sharing of administrative costs for administration services rendered by CNMG for the period from 1 January 2000 to 31 December 2002 (the "On-Going Connected Transaction"). Based on the amounts estimated as specified in the cash flow forecast of CNMG for the year 2000, the maximum amounts to be paid by the Company were expected to be not more than HK$5,697,500, HK$6,288,750 and HK$6,933,750 respectively for the years 2000, 2001 and 2002. The amount shared by the Company was HK$3,830,000 (1999: HK$4,419,000). The outstanding balance due to CNMG as at 31 December 2000 was HK$1,699,000 (1999: HK$123,000).

關連交易(續)

董事確認,本公司已於早前在報章就上述關連交易(上文附註(b)所詳述已獲聯交所給予豁免之交易除外)作出公佈,而上述關連交易已按照上市規則第14條之規定於年報作出披露。

本集團亦曾進行以下關連人士交易:

(c) 年內,本公司向非全資附屬公司瑞和工程(中國)有限公司、銀豐工程有限公司、銀豐設計裝璜有限公司及多利加工程(集團)有限公司提供為數合共66,300,000港元之墊款,賺取利息約7,800,000港元。上述墊款之年息率介乎最優惠利率加0.5厘至4厘。於二零零零年十二月三十一日,尚未清還之墊款約為84,700,000港元。

承董事會命

王幸東

董事總經理

香港,二零零一年五月十八日

CONNECTED TRANSACTIONS (Cont'd)

The Directors confirmed that the above connected transactions, with the exception of the transaction detailed under Note (b) above for which a waiver had been obtained from the Stock Exchange, had been previously announced in the newspapers by the Company and are properly disclosed in the annual report in accordance with Chapter 14 of the Listing Rules.

The Group also entered into following related party transactions:

(c) During the year, the Company made various loan advances in aggregate of HK$66,300,000 to Condo Engineering (China) Limited, Enful Engineering Limited, Enful Design & Build Limited, and Polycrown Engineering Limited, all of which are non wholly-owned subsidiaries of the Company and earned interest of approximately HK$7,800,000. The advances are charging interest ranging from prime rate plus 0.5% to prime rate plus 4% per annum. At 31 December 2000, approximately HK$84,700,000 was outstanding.

By Order of the Board

Wang Xingdong

Managing Director

Hong Kong, 18 May 2001

ARTHUR ANDERSEN

Arthur Andersen & Co

21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

致東方有色集團有限公司
(於百慕達註冊成立之有限公司)
各股東之核數師報告書

本核數師(以下簡稱「我們」)已完成審核載於第45至109頁按照香港公認會計原則編撰之財務報表。

AUDITORS' REPORT TO THE SHAREHOLDERS OF ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 45 to 109 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師之責任

貴公司之董事須負責編撰真實與公平之財務報表。在編撰該等財務報表時，董事必須貫徹採用合適之會計政策。

我們之責任是根據我們審核工作之結果，對該等財務報表作出獨立意見，並向股東報告。

Respective responsibilities of directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

意見之基礎

我們是按照香港會計師公會頒佈之核數準則進行審核工作，惟審核範圍以下述者為限。

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants, except that the scope of our work was limited as explained below.

意見之基礎(續)

審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編撰該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合 貴公司及 貴集團之具體情況及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必須之資料及解釋為目標，使我們能獲得充份之憑證，就該等財務報表是否存有重要錯誤陳述，作合理之確定。然而，基於下列事宜，吾等僅獲得有限之憑證：

按隨附財務報表附註13(a)所述， 貴集團持有Greater Beijing Region Expressways Limited(「GBRE」)普通股本約15.3%。GBRE於英屬處女群島註冊成立，其投資成本約為244,000,000港元，而於二零零零年十二月三十一日之賬面值則約為122,000,000港元。根據香港高等法院於二零零零年六月十二日向GBRE主要附屬公司Greater Beijing First Expressways Limited(「GBFE」)發出之清盤令，清盤人已扣留GBFE之所有財務資料。因此， 貴集團無法向我們提供充份財務資料，以評估GBRE或GBFE之公平值。此外亦無任何妥當之審核程序可供我們採納以評估該項投資之公平值。

在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠。我們相信，我們之審核工作已為下列意見建立合理之基礎。

Basis of opinion (Cont'd)

An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence available to us was limited because of the following matter:

As explained in Note 13(a) to the accompanying financial statements, the Group held approximately 15.3 per cent of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands, with an original investment cost of approximately HK$244 million and a carrying value of approximately HK$122 million as at 31 December 2000. Pursuant to a winding up order issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. As such, the Group was unable to provide adequate financial information for us to assess the fair value of GBRE or GBFE. There were no other satisfactory audit procedures that we could adopt to obtain sufficient evidence to determine the fair value of the investment.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

基於審核範圍限制而作出之保留意見

除假使我們可就確定GBRE投資之公平值取得充足憑證而需作出相應之調整外，我們認為上述之財務報表均真實與公平地反映 貴公司及 貴集團於二零零零年十二月三十一日之財政狀況及 貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露規定妥為編撰。

然而，基於我們工作受到上述事宜限制，因此：

- 我們並未取得進行審核時我們認為必須之一切資料及解釋；及
- 我們未能定斷有關賬目記錄是否妥為保存。

安達信公司
執業會計師

香港，
二零零一年五月十八日

Qualified opinion arising from limitation of audit scope

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence to determine the fair value of the investment in GBRE, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2000 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation on our work relating to the above matter:

- we have not obtained all the information and explanations that we considered necessary for the purpose of our audit; and
- we were unable to determine whether proper books of account had been kept.

Arthur Andersen & Co
Certified Public Accountants

Hong Kong,
18 May 2001

截至二零零零年十二月三十一日止年度 For the year ended 31 December 2000

(以港幣為單位) (Amounts expressed in Hong Kong dollars)

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
營業額	2	**470,641**	1,130,877	Turnover
銷售成本		**(364,674)**	(819,035)	Cost of sales
毛利		**105,967**	311,842	Gross profit
其他收入	3 & 31	**40,309**	49,133	Other revenues
分銷費用		**(9,111)**	(6,586)	Distribution costs
行政費用	31	**(142,678)**	(284,277)	Administrative expenses
其他經營開支		**(4,792)**	(10,836)	Other operating expenses
投資物業之重估減值撥回	11(d)	**31,300**	10,700	Write-back of revaluation deficit of investment properties
非買賣證券減值撥備		**—**	(236,321)	Provision for impairment in value of non-trading securities
出售附屬公司之收益	12(e)	**1,815**	312,412	Gain on disposal of subsidiaries
經營溢利	2	**22,810**	146,067	Profit from operations
財務成本	4	**(14,505)**	(44,032)	Finance costs
除税前溢利	5	**8,305**	102,035	Profit before tax
税項	6	**(2,391)**	(32,481)	Taxation
除税後溢利		**5,914**	69,554	Profit after tax
少數股東權益		**5,611**	(43,721)	Minority interests
股東應佔溢利	7	**11,525**	25,833	Profit attributable to shareholders
股息	8			Dividends
— 從累積盈餘派發		**—**	7,722	— paid out of retained earnings
— 從實繳盈餘派發		**—**	92,662	— paid out of contributed surplus
		—	100,384	
每股基本盈利(仙)	9	**1.49**	3.35	Basic earnings per share (cents)

截至二零零零年十二月三十一日止年度 For the year ended 31 December 2000
(以港幣為單位) (Amounts expressed in Hong Kong dollars)

	附註 Note	2000 千元 $'000	1999 千元 $'000	
自儲備扣除之非買賣證券重估減值		**(18,693)**	(102,084)	Deficit on revaluation of non-trading securities charged to reserve
撥入收益賬之非買賣證券減值		**—**	236,321	Transfer of impairment in value of non-trading securities to income statement
換算海外附屬公司財務報表時產生之滙兑差額		**862**	(32)	Exchange differences on translation of the financial statements of overseas subsidiaries
並無在收益表內確認之(虧損)收益淨額		**(17,831)**	134,205	**Net (loss) gain not recognised in the income statement**
年度溢利淨額		**11,525**	25,833	Net profit for the year
已確認收益虧損總額		**(6,306)**	160,038	**Total recognised gains and losses**
收購附屬公司時產生之商譽與儲備直接對銷		**—**	(874)	Goodwill arising from acquisition of a subsidiary eliminated directly against reserves
出售附屬公司時撇銷之商譽		**28**	19,611	Goodwill released on disposal of subsidiaries
附屬公司出售時變現實繳盈餘		**(1,847)**	—	Realisation of contributed surplus on disposal of subsidiaries
附屬公司出售時變現累計滙兑儲備		**(144)**	—	Realisation of cumulative translation reserve on disposal of subsidiaries
		(8,269)	178,775	

於二零零零年十二月三十一日 As at 31 December 2000

(以港幣為單位) (Amounts expressed in Hong Kong dollars)

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
資產與負債				**ASSETS AND LIABILITIES**
非流動資產				**Non-current assets**
物業、廠房及設備	*11*	**325,289**	295,765	Property, plant and equipment
在建工程		**—**	5,111	Construction in progress
非買賣證券	*13*	**155,973**	174,666	Non-trading securities
其他資產	*14*	**1,837**	1,657	Other assets
		483,099	477,199	
流動資產				**Current assets**
存貨	*15*	**200,012**	154,311	Inventories
應付居間控股公司貸款	*31*	**27,101**	27,068	Loan to intermediate holding company
應收同系附屬公司款項	*31*	**11**	37	Amounts due from fellow subsidiaries
應收少數股東款項		**10,021**	—	Amounts due from minority shareholders
應收賬款及其他應收款項	*16*	**252,398**	388,646	Trade and other receivables
應收客戶之合約工程總額	*17*	**121,887**	29,679	Gross amounts due from customers for contract work
買賣證券	*18*	**18,850**	4,084	Trading securities
已抵押存款	*27*	**118,516**	63,740	Pledged deposits
現金及銀行存款	*19*	**364,851**	532,903	Cash and bank deposits
		1,113,647	1,200,468	
流動負債				**Current liabilities**
應付居間控股公司款項	*31*	**1,705**	123	Amount due to intermediate holding company
應付同系附屬公司款項	*31*	**307**	—	Amounts due to fellow subsidiaries
應付少數股東款項		**23,481**	23,481	Amount due to a minority shareholder
應付賬款及其他應付款項	*20*	**229,565**	211,619	Trade and other payables
應付客戶之合約工程總額	*17*	**38,323**	139,389	Gross amounts due to customers for contract work
財務租約承擔之即期部份	*22*	**83**	—	Current portion of obligations under finance leases
税項撥備		**19,663**	24,334	Provision for taxation
短期借貸	*21*	**189,729**	121,490	Short-term borrowings
		502,856	520,436	
流動資產淨值		**610,791**	680,032	**Net current assets**
資產總額減流動負債		**1,093,890**	1,157,231	**Total assets less current liabilities**

於二零零零年十二月三十一日 As at 31 December 2000

(以港幣為單位) (Amounts expressed in Hong Kong dollars)

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
非流動負債				**Non-current liabilities**
長期借貸	22	**40,092**	93,408	Long-term borrowings
遞延税項	23	**—**	—	Deferred taxation
其他負債		**2,398**	—	Other liabilities
		42,490	93,408	
少數股東權益		**58,684**	62,838	**Minority interests**
資產淨值		**992,716**	1,000,985	**NET ASSETS**
資本及儲備				**CAPITAL AND RESERVES**
已發行股本	24	**77,218**	77,218	Issued capital
儲備	25	**915,498**	923,767	Reserves
		992,716	1,000,985	

董事會於二零零一年五月十八日核准，並由以下董事代表董事會簽署：

Approved by the Board of Directors on 18 May 2001 and signed on behalf of the Board by

王幸東 *董事* **李世銘** *董事*

Wang Xingdong *Director* **Li Shiming** *Director*

於二零零零年十二月三十一日 As at 31 December 2000
(以港幣為單位) *(Amounts expressed in Hong Kong dollars)*

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
資產與負債				**ASSETS AND LIABILITIES**
非流動資產				**Non-current assets**
於附屬公司之投資	12	**607,865**	602,973	Investment in subsidiaries
其他資產	14	**1,492**	1,312	Other assets
		609,357	604,285	
流動資產				**Current assets**
應收同系附屬公司款項	31	**—**	37	Amounts due from fellow subsidiaries
其他應收款項	16	**22,631**	24,211	Other receivables
已抵押存款	27	**89,019**	54,348	Pledged deposits
現金及銀行存款	19	**326,379**	487,437	Cash and bank deposits
		438,029	566,033	
流動負債				**Current liabilities**
應付居間控股公司款項	31	**1,699**	123	Amount due to intermediate holding company
應付同系附屬公司款項	31	**24**	—	Amounts due to fellow subsidiaries
其他應付款項	20	**4,051**	8,684	Other payables
		5,774	8,807	
流動資產淨值		**432,255**	557,226	**Net current assets**
資產淨值		**1,041,612**	1,161,511	**NET ASSETS**
資本及儲備				**CAPITAL AND RESERVES**
已發行股本	24	**77,218**	77,218	Issued capital
儲備	25	**964,394**	1,084,293	Reserves
		1,041,612	1,161,511	

董事會於二零零一年五月十八日核准，並由以下董事代表董事會簽署：

Approved by the Board of Directors on 18 May 2001 and signed on behalf of the Board by

王幸東 *董事* **李世銘** *董事*

Wang Xingdong *Director* **Li Shiming** *Director*

截至二零零零年十二月三十一日止年度
(以港幣為單位)

For the year ended 31 December 2000
(Amounts expressed in Hong Kong dollars)

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
經營業務現金(流出)流入淨額	26(a)	**(172,987)**	144,000	NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES
投資回報及財務成本				RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
已收利息		**34,822**	23,545	Interest received
已付利息		**(14,505)**	(46,007)	Interest paid
已收上市投資股息		**729**	885	Dividends received from listed investments
已付股息		**—**	(100,384)	Dividends paid
已付少數股東股息		**—**	(2,582)	Dividends paid to minority shareholders
投資回報及財務成本之現金流入(流出)淨額		**21,046**	(124,543)	Net cash inflow(outflow) from returns on investments and servicing of finance
稅項				TAXATION
已付香港利得稅		**(6,660)**	(23,727)	Hong Kong profits tax paid
已付海外稅項		**(1,726)**	—	Overseas tax paid
已獲退回利得稅		**1,324**	188	Profits tax refunded
		(7,062)	(23,539)	
投資活動				INVESTING ACTIVITIES
購入物業、廠房及設備		**(10,607)**	(25,007)	Purchase of property, plant and equipment
購入買賣證券		**(15,564)**	—	Purchase of trading securities
出售物業、廠房及設備所得款項		**1,805**	4,741	Proceeds from disposal of property, plant and equipment
發展中物業增加		**—**	(89,808)	Increase in properties under development
遞延費用增加		**—**	(13,432)	Increase in deferred expenses
對新成立附屬公司之注資		**—**	(874)	Contribution to a newly established subsidiary
出售附屬公司現金(流出)流入淨額	26(c)	**(2,174)**	422,541	Net cash (outflow) inflow from disposal of subsidiaries
投資活動現金(流出)流入淨額		**(26,540)**	298,161	Net cash (outflow) inflow from investing activities
融資前現金(流出)流入淨額		**(185,543)**	294,079	Net cash (outflow) inflow before financing

截至二零零零年十二月三十一日止年度
(以港幣為單位)

For the year ended 31 December 2000
(Amounts expressed in Hong Kong dollars)

	附註 Notes	2000 千元 $'000	1999 千元 $'000	
融資	*26(d)*			FINANCING
償還借貸淨額		**(77,420)**	(184,295)	Net repayment of borrowings
新增借貸		**65,089**	9,393	New borrowings
贖回可換股債券		**—**	(23,161)	Redemption of convertible bonds
少數股東之注資		**1,623**	24,198	Capital contribution from a minority shareholder
融資現金流出淨額		**(10,708)**	(173,865)	Net cash outflow from financing
現金及現金等值項目(減少)增加		**(196,251)**	120,214	(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS
外幣滙率變動影響		**862**	1,840	Effect of foreign exchange rate changes
現金及現金等值項目				CASH AND CASH EQUIVALENTS
年初		**512,602**	390,548	Beginning of year
年終	*26(e)*	**317,213**	512,602	End of year

(以港幣為單位)

1. 主要會計政策

(a) 呈報基準

本公司及各附屬公司(「本集團」)之財務報表乃根據香港會計師公會頒佈之會計實務準則、香港公認會計原則、香港公司條例之披露規定及香港聯合交易所有限公司之證券上市規則，按會計原值法編撰，並已就投資物業、土地及樓宇及若干證券投資之重估及估值作出調整。

(b) 綜合基準

綜合財務報表包括本公司及各附屬公司之財務報表。集團公司間所有重大交易及結存，均於編撰綜合財務報表時對銷。

除另有指明外，年內所收購或出售之附屬公司之業績分別自收購生效日期起或截至出售生效日期止(視乎情況而定)計入綜合收益表。

(c) 營業額

營業額主要指下列各項：

(i) 來自建築合約之收入；

(ii) 扣除折扣及退貨之銷售發票總額；

(iii) 投資物業之租金及管理費收入；

(iv) 上市投資之股息收入；及

(v) 銷售物業所得款項總額。

(Amounts expressed in Hong Kong dollars)

1. PRINCIPAL ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements of the Company and its subsidiaries (the "Group") are prepared under the historical cost convention as modified by the revaluation and valuation of investment properties, land and buildings, and certain investments in securities, in accordance with Statements of Standard Accounting Practice issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong, the disclosures requirements of the Hong Kong Companies Ordinance and the rules governing the listing of securities on The Stock Exchange of Hong Kong Limited.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant intra-group transactions and balances have been eliminated on consolidation.

Unless otherwise indicated, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from or up to their effective dates of acquisition or disposal, as appropriate.

(c) Turnover

Turnover mainly represents the following:

(i) Revenue generated on construction contracts;

(ii) Gross invoiced sales, net of discounts and returns;

(iii) Rental and management fee income from investment properties;

(iv) Dividend income from listed investments; and

(v) Gross proceeds from sale of properties.

1. 主要會計政策(續)

(d) 收入確認

在與交易有關之經濟效益可能會流入本集團，及收入與成本(如有)可以可靠地計算時，營業額及其他收入按以下基準確認：

(i) 合約收入

在建築合約之結果能夠可靠地估計時，合約收入會以完工比例法確認，按直至當日所產生之合約成本與預計合約總成本之百分比計算。倘建築合約之結果無法可靠地估計，則收入只會根據已產生合約成本極有可能收回之幅度確認。

(ii) 銷售貨品

銷售貨品於貨品擁有權之重大風險及回報已轉嫁予客戶時確認。

(iii) 投資物業之租金及管理費收入

租金收入以直線法按有關租約年期確認，而管理費收入則於提供服務時確認。

(iv) 股息收入

股息收入於確定收取股息之權利時確認。

1. PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(d) Revenue recognition

Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, turnover and other revenues are recognised on the following bases:

(i) *Contract revenue*

When the outcome of the construction contract can be estimated reliably, revenue from the contract is recognised using the percentage of completion method, measured by reference to the percentage of contract costs incurred to date to total estimated contract costs for the contract. When the outcome of a construction contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that are most likely to be recoverable.

(ii) Sale of goods

Sale of goods is recognised when the significant risks and rewards of ownership of the goods have been transferred to customers.

(iii) Rental and management fee income from investment properties

Rental income is recognised on a straght-line basis over the respective lease periods. Management fee income is recognised when the services are rendered.

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

1. 主要會計政策（續）

(d) 收入確認（續）

(v) 銷售物業

出售落成物業所產生之收入，於完成銷售後業權轉歸買家時確認。

(vi) 利息收入

銀行存款之利息收入按尚餘本金及適用利率以時間比例計算。

(e) 附屬公司

附屬公司指本集團直接或間接長期持有過半數已發行有投票權股本之公司。於附屬公司之投資按成本減董事認為必需之減值撥備入賬。附屬公司之業績按其宣派之股息數額計入收益表。

(f) 商譽

商譽指所付收購成本之公平值與本集團應佔所收購個別淨資產公平值之差額。所付收購成本超逾本集團應佔所收購個別淨資產公平值而產生之商譽即時與可動用之儲備對銷，而本集團應佔所收購個別淨資產公平值超逾所付收購成本產生之負商譽則直接計入儲備。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(d) Revenue recognition (Cont'd)

(v) Sale of properties

Income arising from sale of completed properties is recognised upon completion of the sale when title passes to the purchaser.

(vi) Interest income

Interest income from bank deposits is recognised on a time proportion basis on the principal outstanding and at the rate applicable.

(e) Subsidiaries

A company is a subsidiary company if more than 50% of the issued voting capital is held long-term, directly or indirectly. Investment in subsidiaries is carried at cost less provision for impairment in value where considered necessary by the directors. The results of the subsidiaries are included in the Company's income statement to the extent of dividends declared by the subsidiaries.

(f) Goodwill

Goodwill represents the difference between the fair value of the consideration given and the Group's share of the aggregate fair values of the identifiable net assets acquired. Positive goodwill arises where the consideration given exceeds the Group's share of the aggregate fair values of the identifiable net assets acquired and is eliminated immediately against reserves. Negative goodwill arises where the Group's share of the aggregate fair values of the identifiable net assets acquired exceeds the consideration given and is credited directly to reserves.

1. 主要會計政策(續)

(g) 物業、廠房與設備及折舊

除投資物業外，物業、廠房及設備均按成本減累計折舊入賬。資產成本包括購買成本及將資產達至現時工作狀況或地點作擬定用途之任何直接成本。物業、廠房及設備投入營運後產生之開支，包括維修保養及大修費用，一般於產生期間自收益表扣除。倘有證據清楚顯示有關支出導致日後使用有關物業、廠房及設備而預期可得之經濟利益有所增加，則會將其撥充資本，作為有關物業、廠房及設備之額外成本。

折舊按直線法根據估計可於資產之預計使用年期撇銷其成本之年率計算。有關年率如下：

土地及樓宇	2% - 5%
租賃物業裝修	按租約尚餘年期
廠房及機器	5% - 50%
傢俬、裝置及設備	10% - 25%
汽車	20% - 30%

以財務租約持有之資產按已擁有資產之相同基準於預計使用年期折舊。

於計算固定資產之可收回數額時，預期日後現金流量並無折現至現值。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(g) Property, plant and equipment and depreciation

Property, plant and equipment, other than investment properties, are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of the property, plant and equipment.

Depreciation is calculated on the straight-line basis at annual rates estimated to write off the cost of each asset over its expected useful life. The annual rates are as follows:

Land and buildings	2% - 5%
Leasehold improvements	Over the unexpired period of the lease
Plant and machinery	5% - 50%
Furniture, fixtures and equipment	10% - 25%
Motor vehicles	20% - 30%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets.

In determining the recoverable amount of fixed assets, expected future cash flows have not been discounted to their present values.

1. 主要會計政策(續)

(g) 物業、廠房與設備及折舊(續)

倘物業、廠房及設備之可收回數額低於賬面值，則會作出撇減。導致撇減之情況不再存在時，則會將資產可回收數額，按成本減折舊之數額撥回，惟所撥回之數額須扣除倘無出現撇減則已確認之折舊。

出售或棄用資產時，有關成本及累計折舊將於賬目中扣除，而任何因出售而產生之收益或虧損則計入收益表。

(h) 投資物業

投資物業指建築工程及發展已完成，並因擁有投資潛力而長期持有之土地及樓宇。

投資物業按公開市值計入資產負債表，並最少每三年由獨立估值師定期估值一次。投資物業價值之升跌均列作物業重估撥備變動。倘物業重估撥備不足以對銷投資物業組合公開市值之整體減幅，則超出之數額會自收益表扣除。倘重估後產生盈餘，而有關投資物業組合之重估虧絀已於先前自收益表扣除，則該盈餘將按先前已扣除之金額計入收益表。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(g) Property, plant and equipment and depreciation (Cont'd)

A write-down will be made if the recoverable amount of property, plant and equipment is below the carrying amount. A subsequent increase in the recoverable amount of an asset carried at cost less accumulated depreciation is written back when the circumstances that led to the write down cease to exist. The amount written back is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

(h) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential and for the long term.

Investment properties are included in the balance sheet at their open market value, on the basis of periodic valuation performed by independent valuers at intervals of not more than three years. Changes in the value of investment properties are dealt with as movements in the property revaluation reserve. If the total of this reserve is insufficient to cover a reduction in the open market value on a portfolio basis, the excess is charged to the income statement. When a subsequent surplus arises or revaluation, it will be credited to the income statement, if and to the extent that a deficit on revaluation in respect of the portfolio of investment properties, had previously been charged to the income statement.

1. 主要會計政策（續）

(h) 投資物業（續）

出售投資物業時，重估儲備之有關部份會撥往收益表，作為出售有關投資物業之部份盈虧。

投資物業一概不會作出折舊，惟年期尚餘20年或以下之租約則按賬面值於尚餘租約年期折舊。

(i) 證券投資

買賣證券

為賺取因價格短期波動或經紀差價產生之利潤而持有之證券均列作買賣證券，並按公平值計入資產負債表。買賣證券之公平值出現之任何變動，則於產生時在收益表確認。

出售買賣證券時產生之任何盈虧均計入收益表。

非買賣證券

買賣證券以外之證券按公平值計入資產負債表，而公平值之增減則直接計入投資重估儲備。惟當證券經售出、兑換或以其他方式處置後，或定斷出現減值，則有關之累積收益或虧損將計入收益表。

倘導致就減值而撇減或撇銷之情況或事件不再存在，而有具説服力之證據顯示新情況或事件會於可見將來持續不變，則由投資重估儲備轉撥往收益表之數額將會撥回。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(h) Investment properties (Cont'd)

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the property revaluation reserve to the income statement as part of the profit or loss on disposal of the investment property.

No depreciation is provided on investment properties unless the unexpired lease term is 20 years or less, in which case depreciation is provided on their carrying values over the unexpired lease term.

(i) Investments in securities

Trading securities

Securities that are held for the purpose of generating a profit from short-term fluctuations in price or dealer's margin are classified as trading securities and are included in the balance sheet at their fair values. Any changes in the fair values of trading securities are recognised in the income statement when they arise.

Upon disposal of the trading securities, any profit and loss is accounted for in the income statement.

Non-trading securities

Securities other than trading securities are stated in the balance sheet at fair values. Any change in the fair values is recognised directly in the investment revaluation reserve until the securities are sold, collected, or otherwise disposed of, or until the securities are determined to be impaired, at which time the cumulative gain or loss is recognised in the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairment are reversed when circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

1. 主要會計政策(續)

(i) 證券投資(續)

出售非買賣證券時產生之盈虧(包括有關投資早前所佔重估儲備之數額),均計入收益表。

(j) 存貨

製造及貿易

存貨乃按成本及可變現淨值兩者中之較低者入賬。

成本按先入先出成本法計算,並包括所有購買成本、加工成本及將存貨達至現時地點及狀況所需之其他成本。

可變現淨值為日常業務中存貨之預期售價減完成生產及銷售所需之估計成本。

出售存貨時其賬面值於有關收入之確認期間列作開支。存貨撇減至可變現淨值之數額及所有存貨損失均於減值或損失發生期內確認為開支。倘存貨之可變現淨值增加而撥回之減值,則於撥回期間列作存貨已確認開支之減少。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(i) Investments in securities (Cont'd)

Upon disposal of the non-trading securities, any profit and loss, including any amount previously held in the revaluation reserve in respect of those investment, is accounted for in the income statement.

(j) Inventories

Manufacturing and trading

Inventories are carried at the lower of cost and net realisable value.

Cost is based on the first-in, first-out cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

1. 主要會計政策(續)

(j) 存貨(續)

發展中物業及持作出售之物業或土地

發展中物業指在建土地及樓宇之權益。發展中物業及持作出售之物業或土地按成本及可變現淨值兩者中較低者入賬。成本包括收購土地之原來成本、土地使用權之成本、已產生之建築支出及有關物業之直接發展成本，包括利息及銷售有關物業之其他相關開支。可變現淨值由董事根據個別物業當時之市價減預期於出售時會產生之任何其他成本而計算。

(k) 建築合約

合約收入之會計政策載於上文附註(d)(i)內。凡可就成果作出可靠估計之建築合約，其合約成本參照合約於結算日之工程進度確認為費用。倘合約總成本可能超出總收入，則預期之虧損即時確認為費用。凡未能可靠估計成本之建築合約，其成本於產生期內確認為費用。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(j) Inventories (Cont'd)

Properties under development and properties or land held for sale

Properties under development represents interests in land and buildings under construction. Properties under development and properties or land held for sale are carried at the lower of cost and net realisable value. Cost includes original land acquisition costs, costs of land use rights, construction expenditure incurred and other direct development costs attributable to such properties, including interest and other expenses relating to sales of the properties. Net realisable value is estimated by the Directors based on prevailing market prices, on an individual property basis, less any further costs expected to be incurred on disposal.

(k) Construction contracts

The accounting policy for contract revenue is set out at Note (d)(i) above. When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date. When it is probable that total contract costs will exceed total contract revenue, the expected total loss is recognised as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

1. 主要會計政策(續)

(k) 建築合約(續)

於結算日之在建工程合約按已產生之成本淨額加已確認溢利減已確認虧損及按進度開發之賬單金額均計入資產負債表，並按情況列為「應收客戶合約工程總額」(列作資產)或「應付客戶合約工程總額」(列作負債)。於有關工程進行前收取之款項在綜合資產債表列作負債，計入「已收墊款」。就按合約進行之工程客戶尚未繳付之發票賬款則計入資產負債表之「應收賬款及其他應收款項」。

(l) 遞延税項

遞延税項乃根據負債法，就應課税溢利及財務報表所列者之間出現之確認時差，按現行税率撥備，惟認為於可見未來不會產生負債者則除外。

除非有關之遞延税務資產預期將於可見未來實現，否則一概不予確認。

(m) 現金及現金等值項目

現金指手頭現金及存放於銀行或其他財務機構而可於要求時取回之款項。

現金等值項目指短期、高流動性之投資減須於借貸日起三個月內償還之銀行貸款。上述投資可隨時無須通知兑換為已知金額之現金，其兑換期以購入起計三個月為限。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(k) Construction contracts (Cont'd)

Construction contracts in progress at the balance sheet date are recorded at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as the "Gross amounts due from customers for contract work" (as an asset) or the "Gross amounts due to customers for contract work" (as a liability), as applicable. Amounts received before the related work is performed are included in the balance sheet, as a liability, as "Advances received". Amounts billed, but not yet paid by customers, for work performed on a contact are included in the balance sheet under "Trade and other receivables".

(l) Deferred taxation

Deferred taxation is provided under the liability method, at the current tax rate, in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements, except where it is considered that no liability will arise in the foreseeable future.

A deferred tax asset is not recognised unless the related benefits are expected to crystallise in the foreseeable future.

(m) Cash and cash equivalents

Cash represents cash on hand and deposits with banks or other financial institutions which are repayable on demand.

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are within three months of maturity when acquired, less advances from banks repayable within three months from the date of advance.

1. 主要會計政策(續)

(n) 外幣

本集團屬下各公司之賬目及紀錄均以港元或人民幣(「入賬貨幣」)入賬。各公司之財務報表中,以其他貨幣進行之交易按交易當時之匯率換算為入賬貨幣,而以其他貨幣為單位之貨幣資產及負債則按結算日之匯率換算為入賬貨幣。所有該等匯兑差額均計入於各公司之財務報表。

本集團以港元編撰綜合財務報表。為方便綜合計算,以並非港元之入賬貨幣記賬之附屬公司所有資產及負債均按結算匯率法換算為港元。根據此法,各公司之資產及負債均按結算日之適用匯率換算為港元,收入及開支按年內之平均匯率換算,而股本及其他儲備則按產生時之匯率換算為港元。因換算而產生之匯兑差額均列作儲備變動。

(o) 員工退休福利

員工退休福利之成本於產生期間列作開支入賬。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(n) Foreign currencies

Companies within the Group maintain their books and records either in Hong Kong dollars or Renminbi (the "functional currencies"). In the financial statements of the individual companies, transactions in other currencies are translated into the respective functional currencies at exchange rates in effect at the time of the transactions. Monetary assets and liabilities denominated in other currencies are translated into the respective functional currencies at rates of exchange in effect at the balance sheet date. All such exchange differences are dealt with in the income statements of the individual companies.

The Group prepares consolidated financial statements in Hong Kong dollars. For the purpose of consolidation, all the assets and liabilities of those subsidiaries with functional currencies other than Hong Kong dollars are translated into Hong Kong dollars using the closing rate method. Under this method, assets and liabilities of these individual companies are translated into Hong Kong dollars at the applicable rates of exchange in effect at the balance sheet date. Income and expenses are translated at the average exchange rates for the year. Share capital and other reserves are translated into Hong Kong dollars at historical rates. Exchange differences arising on translation are dealt with as movement in reserves.

(o) Staff retirement benefits

The costs of staff retirement benefits are recognised as an expense in the period in which they are incurred.

1. 主要會計政策(續)

(p) 租約

(i) 財務租約

凡將資產擁有權之大部份回報及風險(法定業權除外)轉嫁予集團之租約，均列作財務租約。

以財務租約持有之固定資產於訂立租約時按最低租金計算之現值入賬，而相應之負債則視乎情況列為流動或非流動負債。

財務費用指訂立租約時之最低租金及資產公平值之差額，於有關租約年期之會計期間攤分確認，使各期間確認之數額與尚餘數額之比率固定一致。

(ii) 經營租約

凡將擁有權之大部份回報及風險歸於租賃公司之租約，均列作經營租約。經營租約之租金根據有關租約年期按直線法自收益表扣除。

(q) 借貸成本

利息於產生時確認為開支，惟與個別建築合約、發展中物業及持作出售物業或土地直接有關之利息，則會撥充資本作為有關項目或物業之部份成本。利息會按截至完成建築合約或有關物業當日有關借貸之加權平均成本撥充資本。

1. PRINCIPAL ACCOUNTING POLICIES (Cont'd)

(p) Leases

(i) Finance leases

Leases that transfer to the Group substantially all the rewards and risks of ownership of the assets, other than legal title, are accounted for as finance leases.

Fixed assets held under finance leases are initially recorded at the present value of the minimum lease payments at the inception of the leases, with the equivalent liabilities recorded as appropriate under current or non-current liabilities.

Finance charges, which represent the difference between the minimum lease payments at the inception of the leases and the fair value of the assets, are allocated to accounting periods over the period of the relevant leases so as to produce a constant periodic rate of charge on the outstanding balances.

(ii) Operating leases

Leases where substantially all the rewards and risks of ownership remain with the leasing company are accounted for as operating leases. Rental payments under operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

(q) Borrowing costs

Interest is expensed as incurred, except for interest directly attributable to a construction contract, properties under development and properties or land held for sale which is capitalised as part of the cost of that project or property. Interest is capitalised at the weighted average cost of the related borrowings up to the date of completion of the construction contract or the property.

2. 營業額及經營溢利貢獻

本公司之主要業務為投資控股。附屬公司之主要業務及其他資料詳列於財務報表附註12。

本集團營業額及經營溢利貢獻按主要業務劃分之分析如下：

2. TURNOVER AND CONTRIBUTION TO PROFIT FROM OPERATIONS

The principal activity of the Company is investment holding. The principal activities and other particulars of the subsidiaries are set out in Note 12 to the financial statements.

An analysis of the Group's turnover and contribution to profit from operations by principal activities is as follows:

	營業額 Turnover		經營溢利貢獻 Contribution to profit from operations		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
合約收入	**395,315**	398,627	**63,163**	39,926	Contract revenue
貨品銷售	**62,604**	710,296	**30,082**	258,720	Sale of goods
投資物業之租金與管理費總收入	**11,993**	12,708	**10,244**	10,929	Gross rental and management fee income from investment properties
上市投資股息收入	**729**	885	**729**	885	Dividend income from listed investments
出售物業所得總收入	**—**	8,361	**—**	(397)	Gross proceeds from sale of properties
	470,641	1,130,877	**104,218**	310,063	
其他收入扣減分銷、行政及其他開支			**(81,408)**	(163,996)	Other revenues less distribution, administrative and other expenses
			22,810	146,067	

2. 營業額及經營溢利貢獻(續)

本集團營業額及經營溢利貢獻按經營地區劃分之分析如下：

2. TURNOVER AND CONTRIBUTION TO PROFIT FROM OPERATIONS (Cont'd)

An analysis of the Group's turnover and contribution to profit from operations by geographical location of operations is as follows:

	營業額 Turnover		經營溢利貢獻 Contribution to profit from operations		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
香港及澳門	**210,227**	260,542	**38,149**	51,169	Hong Kong and Macau
中華人民共和國(「中國」)	**259,499**	234,713	**65,640**	35,483	The People's Republic of China (the "PRC")
日本及其他東南亞國家	**915**	398,187	**429**	141,161	Japan and other Southeast Asian countries
北美洲	**—**	135,111	**—**	47,864	North American
歐洲	**—**	97,063	**—**	34,386	Europe
其他地區	**—**	5,261	**—**	—	Others
	470,641	1,130,877	**104,218**	310,063	
其他收入扣減分銷、行政及其他開支			**(81,408)**	(163,996)	Other revenue less distribution, administrative and other expenses
			22,810	146,067	

3. 其他收入

3. OTHER REVENUES

	2000 千元 $'000	1999 千元 $'000	
來自關連人士之利息收入(見附註31)	**2,936**	2,382	Interest income from related parties (see Note 31)
利息收入			Interest income on
銀行存款	**28,352**	23,565	Bank deposits
貸款予第三者	**3,534**	780	Loans to third parties
撥回陳舊存貨撥備	**—**	14,000	Write-back of provision for inventory obsolescence
匯兑收益淨額	**1,123**	2,437	Exchange gains, net
買賣證券估值			Unrealised gain on revaluation of
之未變現收益	**24**	1,974	trading securities
其他收益	**4,340**	3,995	Others
	40,309	49,133	

4. 財務費用

4. FINANCE COSTS

	2000 千元 $'000	1999 千元 $'000	
銀行貸款及透支			Bank loans and overdrafts
須於五年內全數償還	**19,400**	19,999	Wholly repayable within five years
毋須於五年內全數償還	**223**	26,008	Not wholly repayable within five years
財務組約	**63**	—	Finance leases
	19,686	46,007	
減:撥充建築合約及發展中物業			Less: Borrowing costs capitalised as construction
之借貸成本為資本(a)	**(5,181)**	(1,975)	contracts and properties under development (a)
	14,505	44,032	

(a) 建築合約及發展中物業之借貸成本已按年利率8.50%至26.50%(一九九九年:8.25%至8.75%)撥充為資本。

(a) Borrowing costs were capitalised at rates ranging from 8.50% to 26.50% (1999: 8.25% to 8.75%) per annum in construction contracts and properties under development.

5. 除税前溢利

5. PROFIT BEFORE TAX

除税前溢利已扣除(計入)：

Profit before tax is determined after charging (crediting) the following:

	2000 千元 $'000	1999 千元 $'000	
來自投資物業之租金及管理費總收入	**(11,993)**	(12,708)	Gross rental and management fee income from investment properties
減：開支	**1,749**	1,779	Less: Outgoings
	(10,244)	(10,929)	
存貨成本	**31,603**	458,085	Cost of inventories
員工成本(不包括董事酬金，見附註10)	**76,695**	75,222	Staff costs (excluding directors' emoluments, see Note 10)
減：撥充資本金額	**(200)**	—	Less: Amount capitalised
	76,495	75,222	
退休計劃供款	**1,339**	4,568	Pension scheme contributions
關於以下項目之經營租約費用			Operating lease in respect of
土地及樓宇	**7,039**	9,585	Land and buildings
廠房及機器	**99**	178	Plant and machinery
	7,138	9,763	
減：撥充資本金額	**(416)**	—	Less: Amount capitalised
	6,722	9,763	
無形資產及遞延費用攤銷	**—**	15,363	Amortisation of intangible assets and deferred expenses
核數師酬金	**2,450**	3,087	Auditors' remuneration
出售物業、廠房及設備之虧損	**152**	1,457	Loss on disposal of property, plant and equipment
物業、廠房及設備減值虧損	**3,069**	—	Impairment loss of property, plant and equipment
折舊			Depreciation on
已擁有資產	**7,040**	29,155	Owned assets
租賃資產	**208**	297	Leased assets
	7,248	29,452	
減：撥充資本金額	**(167)**	—	Less: Amount capitalised
	7,081	29,452	
呆壞賬撥備	**5,205**	35,720	Provision for bad and doubtful debts
陳舊存貨撥備	**347**	587	Provision for inventory obsolescence
持作出售土地可變現淨值撥備	**1,000**	—	Provision for net realisable value of land held for sale
重估買賣證券產生之未變現虧損	**822**	—	Unrealised loss on revaluation of trading securities

6. 税項

香港利得税按年內在香港賺取之估計應課税溢利以税率16%計算撥備。海外税項則按年度之估計應課税溢利以有關司法權區之現行税率計算。

6. TAXATION

Hong Kong profits tax has been provided at the rate of 16% on the estimated assessable profit for the year derived from Hong Kong. Overseas taxation has been calculated on the estimated assessable profit for the year at the rates prevailing in the respective jurisdictions.

	2000 千元 $'000	1999 千元 $'000	
香港利得税			Hong Kong profits tax
撥備	**730**	—	Provision
以往年度撥備不足	**488**	1,841	Under-provision in prior years
海外税項	**1,173**	24,342	Overseas taxation
遞延税項	**—**	6,298	Deferred taxation
	2,391	32,481	

7. 股東應佔溢利

股東應佔綜合溢利包括一筆已列入本公司財務報表內為數約119,899,000元之虧損(一九九九年:虧損807,271,000元)。

7. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Consolidated profit attributable to shareholders includes a loss of approximately $119,899,000 (1999: loss of $807,271,000) dealt with in the financial statements of the Company.

8. 股息 / 8. DIVIDENDS

	2000 千元 $'000	1999 千元 $'000	
已付一九九九年中期股息：每股普通股1仙	—	7,722	Interim of 1 cent for 1999 per ordinary share, paid
已付一九九九年特別股息：每股普通股12仙	—	92,662	Special of 12 cents for 1999 per ordinary share, paid
	—	100,384	

董事會並不建議派發截至二零零零年十二月三十一日止年度之末期股息。

The Directors do not recommend the payment of a final dividend for the year ended 31 December 2000.

9. 每股盈利 / 9. EARNINGS PER SHARE

每股基本盈利乃按照股東應佔綜合溢利約11,525,000元(一九九九年：25,833,000元)及本年度內已發行股份之加權平均數772,181,783股(一九九九年：772,181,783股)而計算。

Basic earnings per share has been calculated based on the consolidated profit attributable to shareholders of approximately $11,525,000 (1999: $25,833,000) and the weighted average number of 772,181,783 shares (1999: 772,181,783 shares) in issue during the year.

由於二零零零年並無潛在之攤薄股份，故無列出每股攤薄盈利數字。

No disclosure of the diluted earnings per share has been made as there was no potential dilutive shares in existence in 2000.

10. 董事薪酬

10. DIRECTORS' EMOLUMENTS

(a) 董事酬金

(a) Directors' remuneration

根據公司條例第161(1)條及上市規則之規定披露之董事酬金如下：

Directors' emoluments disclosed in accordance with Section 161(1) of the Companies Ordinance and the provisions of the Listing Rules are as follows:

	2000 千元 $'000	1999 千元 $'000	
獨立非執行董事			Independent non-executive directors
袍金	**510**	473	Fees
執行董事			Executive directors
袍金	—	1,600	Fees
薪金及津貼	**3,892**	8,028	Salaries and allowances
花紅	**324**	49	Bonus
退休金	**178**	423	Pension
	4,904	10,573	

年內概無董事放棄任何酬金。

No director waived any emoluments during the year.

董事酬金按董事人數及酬金範圍分析如下：

Analysis of the emoluments of the Directors by number of directors and emoluments range is as follows:

	2000	1999	
零 — 1,000,000元	**3**	2	Nil to $1,000,000
1,000,001元 — 1,500,000元	—	—	$1,000,001 - $1,500,000
1,500,001元 — 2,000,000元	—	2	$1,500,001 - $2,000,000
2,000,001元 — 2,500,000元	**2**	3	$2,000,001 - $2,500,000
	5	7	

10. 董事薪酬(續)

(b) 五位最高酬金人士

年內本集團並無向五位最高酬金人士(包括董事)支付酬金，作為加入本集團之報酬或離職之補償。

五名最高酬金人士包括兩名(一九九九年：三名)執行董事，彼等之酬金已於上文(a)段披露。其他三名人士(一九九九年：兩名)之酬金詳情如下：

10. DIRECTORS' EMOLUMENTS (Cont'd)

(b) Five highest-paid individuals

During the year, no emolument was paid by the Group to the five highest paid individuals (including directors) as an inducement to join or as compensation for loss of office.

The five highest-paid individuals included two (1999 - three) executive directors whose emoluments are disclosed in (a) above. Details of the emoluments of the other three (1999 - two) individuals are as follows:

	2000 千元 $'000	1999 千元 $'000	
薪金及津貼	**5,633**	3,934	Salaries and allowances
退休金	**351**	264	Pension
花紅	**—**	178	Bonus
	5,984	4,376	

另外三名(一九九九年：兩名)最高酬金人士之酬金範圍如下：

The range of the emoluments of the other three (1999: two) highest paid individuals is as follows:

	2000 人數 Number of individuals	1999 人數 Number of individuals	
1,000,001元 — 1,500,000元	**—**	1	$1,000,001 - $1,500,000
1,500,001元 — 2,000,000元	**2**	—	$1,500,001 - $2,000,000
2,000,001元 — 2,500,000元	**—**	—	$2,000,001 - $2,500,000
2,500,001元 — 3,000,000元	**1**	1	$2,500,001 - $3,000,000
	3	2	

11. 物業、廠房及設備

(a) 綜合物業、廠房及設備於年內之變動如下：

11. PROPERTY, PLANT AND EQUIPMENT

(a) Movements (consolidated) in property, plant and equipment during the year were as follows:

	2000							1999
	投資物業 Investment properties 千元 $'000	土地及樓宇 Land and buildings 千元 $'000	租賃物業裝修 Leasehold improvements 千元 $'000	廠房及機器 Plant and machinery 千元 $'000	傢具、裝置及設備 Furniture, fixtures and equipment 千元 $'000	汽車 Motor vehicles 千元 $'000	合計 Total 千元 $'000	合計 Total 千元 $'000
成本或估值 Cost or valuation								
年初 Beginning of year	250,300	28,369	8,571	15,973	16,048	7,562	326,823	703,273
添置 Additions	—	1,730	4,064	1,743	2,461	609	10,607	25,007
重估減值撥回 Write-back of revaluation deficit	31,300	—	—	—	—	—	31,300	10,700
重新分類 Reclassification	(11,800)	11,800	—	768	(879)	111	—	—
減值虧損撇減 Write-down for impairment loss	—	(3,874)	—	—	—	—	(3,874)	—
出售 Disposal								
—透過出售附屬公司 — through disposal of subsidiaries	—	—	—	—	(120)	—	(120)	(400,972)
—其他 — others	—	(1,314)	(1,724)	(15)	(162)	(620)	(3,835)	(12,117)
匯兌調整 Exchange adjustments	—	—	—	—	3	8	11	932
年終 End of year	269,800	36,711	10,911	18,469	17,351	7,670	360,912	326,823
成本或估值之分析如下： Analysis of cost or valuation is as follows:								
按成本 At cost	—	36,711	10,911	18,469	17,351	7,670	91,112	76,523
按專業估值 — 二零零零年 At professional valuation — 2000	269,800	—	—	—	—	—	269,800	250,300
	269,800	36,711	10,911	18,469	17,351	7,670	360,912	326,823
累計折舊 Accumulated depreciation								
年初 Beginning of year	—	2,196	5,758	8,056	10,336	4,712	31,058	119,354
重新分類 Reclassification	—	—	—	519	(619)	100	—	—
減值虧損撇減 Write-down for impairment loss	—	(805)	—	—	—	—	(805)	—
本年度撥備 Charge for the year	—	928	1,472	1,324	2,049	1,475	7,248	29,452
出售 Disposal								
— 透過出售附屬公司 — through disposal of subsidiaries	—	—	—	—	—	—	—	(112,053)
— 其他 — others	—	(45)	(1,312)	(11)	(89)	(421)	(1,878)	(5,919)
匯兌調整 Exchange adjustments	—	—	—	—	—	—	—	224
年終 End of year	—	2,274	5,918	9,888	11,677	5,866	35,623	31,058
賬面淨值 Net book value								
年終 End of year	269,800	34,437	4,993	8,581	5,674	1,804	325,289	295,765
年初 Beginning of year	250,300	26,173	2,813	7,917	5,712	2,850	295,765	583,919

11. 物業、廠房及設備(續)

(b) 以財務租約持有之固定資產賬面淨值為226,000元(一九九九年:340,000元)。

(c) 投資物業、土地及樓宇之賬面值分析如下:

11. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

(b) The net book value of fixed assets held under finance leases amounted to $226,000 (1999: $340,000).

(c) The carrying amounts of investment properties and land and buildings are analysed as follows:

	投資物業 Investment properties		土地及樓宇 Land and buildings		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
位於香港					In Hong Kong
— 長期租約 (50年以上)	**265,800**	246,800	**12,550**	2,105	— Long-term leases (over 50 years)
— 中期租約 (10-50年)	—	—	**7,973**	8,153	— Medium-term leases (10-50 years)
位於中國					In the PRC
— 長期租約 (50年以上)	**4,000**	3,500	**9,910**	10,457	— Long-term leases (over 50 years)
— 中期租約 (10-50年)	—	—	**2,384**	3,723	— Medium-term leases (10-50 years)
位於香港及中國以外地區					Outside Hong Kong and the PRC
— 永久業權	—	—	**1,620**	—	— Freehold
— 中期租約 (10-50年)	—	—	—	1,735	— Medium-term leases (10-50 years)
	269,800	250,300	**34,437**	26,173	

11. 物業、廠房及設備(續)

(d) 投資物業、土地及樓宇由獨立測量師戴德梁行於二零零零年十二月三十一日按公開市值進行重估。重估減值撥回約31,300,000元(一九九九年:10,700,000元)已計入收益表。

(e) 賬面淨值合共約273,773,000元(一九九九年:243,155,000元)之投資物業及土地與樓宇均已按揭,作為本集團銀行信貸之抵押(見附註27)。

11. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

(d) The investment properties and land and buildings were revalued on 31 December 2000 by independent firms of surveyors, DTZ Debenham Tie Leung Limited and Dudley Surveyors Limited, on an open market value basis. The write-back of revaluation deficit of approximately $31,300,000 (1999: $10,700,000) has been credited to the income statement.

(e) Investment properties and land and buildings of total net book value of approximately $273,773,000 (1999: $243,155,000) are mortgaged as collateral for the Group's banking facilities (see Note 27).

12. 於附屬公司之投資 12. INVESTMENT IN SUBSIDIARIES

	2000 千元 $'000	1999 千元 $'000	
非上市股份 — 按成本值	**695,296**	695,296	Unlisted shares, at cost
減：減值撥備	**(495,296)**	(495,296)	Less: Provision for impairment in value
	200,000	200,000	
貸款予附屬公司(a)	**94,184**	65,007	Loans to subsidiaries (a)
減：附屬公司之呆壞賬撥備	**(69,891)**	(53,450)	Less: Provision for bad and doubtful loans to subsidiaries
	24,293	11,557	
應收附屬公司款項(b)	**756,732**	642,670	Amounts due from subsidiaries (b)
減：附屬公司之呆壞賬撥備	**(373,160)**	(251,254)	Less: Provision for bad and doubtful amounts due from subsidiaries
	383,572	391,416	
	607,865	602,973	

(a) 給予附屬公司之貸款並無抵押，並按商業借貸利率計算利息。本公司同意待日後附屬公司有能力還款時方向其要求還款。

(b) 應收附屬公司款項為無抵押及免息，且無固定還款期。

(a) Loans to subsidiaries are unsecured and bear interest at commercial lending rates. The Company has agreed not to demand repayment from those subsidiaries until they are financially capable of doing so.

(b) Amounts due from subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

12. 於附屬公司之投資(續)

(c) 董事認為附屬公司於二零零零年十二月三十一日之資產值並不少於其賬面值。

(d) 以下為二零零零年三月三十一日本公司主要附屬公司之名單：

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(c) The Directors are of the opinion that the underlying values of the subsidiaries are not less than their carrying values at 31 December 2000.

(d) The following is a list of the principal subsidiaries as at 31 December 2000:

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	 直接由本公司持有 Directly held by the Company	 間接由附屬公司持有 Indirectly held by subsidiaries	主要業務 Principal activities
爭輝有限公司 Brena Company Limited	香港 Hong Kong	500,000股每股面值1港元 500,000 shares of $1 each	100	—	100	提供管理服務 Provision of management services
瑞和工程有限公司 Condo Curtain Wall Company Limited	香港／澳門及中國 Hong Kong/ Macau and the PRC	750,000股每股面值1港元 750,000 shares of $1 each	52	—	52	玻璃幕牆及鋁窗之設計及安裝 Design & installation of curtain wall & aluminium window
東昌(香港)有限公司 Eastrend (Hong Kong) Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment

12. 於附屬公司之投資(續) 12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續) (d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
銀豐集團有限公司	英屬處女群島／香港及中國	10,000股每股面值1美元	52	—	52	製造、分銷及安裝防火材料
Enful Holdings Limited	British Virgin Islands/ Hong Kong and the PRC	10,000 shares of US$1 each				Manufacture, distribution and installation of fire proofing materials
Fantasia Venture Limited	英屬處女群島／中國	1股面值1美元	100	—	100	投資控股
Fantasia Venture Limited	British Virgin Islands/ the PRC	1 share of US$1				Investment holding
富利暉有限公司	香港	2股每股面值1港元	100	—	100	物業投資
Full Pacific Limited	Hong Kong	2 shares of $1 each				Property investment

12. 於附屬公司之投資(續)

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續)

(d) (Cont'd)

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
Geraldine Profits Limited	英屬處女羣島/香港	1股面值1美元	100	—	100	投資控股
Geraldine Profits Limited	British Virgin Islands/ Hong Kong	1 share of US$1				Investment holding
嘉仲有限公司	香港	2股每股面值1港元	100	—	100	物業投資
Goldchamp Limited	Hong Kong	2 shares of $1 each				Property investment
嘉陽有限公司	香港/中國	2股每股面值1港元	100	—	100	物業投資
Goldmass Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment
鴻威置業有限公司	香港/中國	2股每股面值1港元	100	—	100	物業投資
Great Way Properties Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment

12. 於附屬公司之投資（續） 12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) （續） (d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
積架石油化工集團有限公司	英屬處女羣島／香港及中國	100股每股面值1美元	100	—	100	石油及化工產品製造及貿易
Jaeger Oil & Chemical Holdings Limited	British Virgin Islands/ Hong Kong and the PRC	100 shares of US$1 each				Manufacturing and trading of oil and chemical products
金文實業有限公司	香港	1,000股每股面值1港元	100	—	100	證券買賣
Karman Industries Limited	Hong Kong	1,000 shares of $1 each				Securities trading
傑濠有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資
King Circle Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment
傑鋒有限公司	香港／中國	2股每股面值1港元	100	—	100	物業投資
King Fast Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment

12. 於附屬公司之投資(續)

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續)

(d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
景禮發展有限公司 King Life Development Limited	香港 Hong Kong	1,000股每股面值1港元 1,000 shares of $1 each	100	—	100	為其他集團公司提供融資服務 Provision of financing for other group companies
龍科有限公司 Landcore Limited	香港／中國 Hong Kong/ the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
凌駿有限公司 Linkcheer Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
名浚有限公司 Metro Champion Limited	香港／中國 Hong Kong/ the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment

12. 於附屬公司之投資(續)

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續)

(d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
ONFEM Finance Limited	英屬處女群島／香港	1,000股每股面值1美元	100	100	—	為其他集團公司提供融資服務
ONFEM Finance Limited	British Virgin Islands/ Hong Kong	1,000 shares of US$1 each				Provision of financing for other group companies
ONFEM Investments Limited	英屬處女群島／香港	100股每股面值10美元	100	100	—	投資控股
ONFEM Investments Limited	British Virgin Islands/ Hong Kong	100 shares of US$10 each				Investment holding
Pedviking Pty Limited	澳洲	250股每股面值1澳元	100	—	100	物業發展
Pedviking Pty Limited	Australia	250 shares of A$1 each				Property development
多利加工程(集團)有限公司	英屬處女群島／香港／中國	100股每股面值1美元	51	—	51	電機及機械工程及承接工程業務
Polycrown Engineering (Holdings) Limited	British Virgin Islands/ Hong Kong/ the PRC	100 shares of US$1 each				Electrical and mechanical engineering and contracting business

12. 於附屬公司之投資(續)

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續)

(d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
綽利有限公司 Rich Reward Limited	薩摩亞／挪威 Samoa/Norway	1股面值1美元 1 share of US$1	100	—	100	投資控股 Investment holding
德峰有限公司 Tacford Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
德科有限公司 Tasko Limited	香港／中國 Hong Kong/the PRC	2股每股面值1港元 2 shares of $1 each	100	—	100	物業投資 Property investment
天業管理有限公司 Tinnex Management Limited	香港 Hong Kong	2股每股面值1港元 2 shares of $1 each	100	—	100	物業管理 Property management

12. 於附屬公司之投資(續) 12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (續) (d) (Cont'd)

公司名稱 Name of company	註冊成立／營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由本公司持有 Indirectly held by the Company	主要業務 Principal activities
溢成置業有限公司	香港／中國	2股 每股面值1港元	100	—	100	物業投資
Top Gain Properties Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment
Virtyre Limited	香港	2股 每股面值10港元	100	—	100	物業投資
Virtyre Limited	Hong Kong	2 shares of $10 each				Property investment
Wellstep Management Limited	英屬處女羣島／香港、澳門及中國	30,000股 每股面值1美元	52	—	52	玻璃幕牆及鋁窗之貿易、設計及安裝
Wellstep Management Limited	British Virgin Islands/ Hong Kong, Macau and the PRC	30,000 shares of US$1 each				Trading, design and installation of curtain wall and aluminium window
威凌有限公司	香港／中國	2股 每股面值1港元	100	—	100	物業投資
Weslink Limited	Hong Kong/ the PRC	2 shares of $1 each				Property investment

12. 於附屬公司之投資(續)

(d) (續)

12. INVESTMENT IN SUBSIDIARIES (Cont'd)

(d) (Cont'd)

公司名稱 Name of company	註冊成立/營業地點 Place of incorporation/ operations	已發行或註冊及繳足股本詳情* Particulars of issued or registered and paid up capital*	股權百分比 Percentage of equity 本集團之實際持股量 Group's effective holding	直接由本公司持有 Directly held by the Company	間接由附屬公司持有 Indirectly held by subsidiaries	主要業務 Principal activities
燊利有限公司 Wilson Murray Far East Limited	香港 Hong Kong	100股每股面值10港元 100 shares of $10 each	100	—	100	證券買賣 Securities trading
珠海東方海天置業有限公司** Zhuhai (Oriental) Blue Horrison Properties Company Limited**	中國 The PRC	44,000,000元人民幣 Rmb44,000,000	80	—	80	物業發展 Property development

* 除另有指明外，所持有之股份類別均屬普通股。截至二零零零年十二月三十一日止年度內任何時間，各附屬公司概無發行任何借貸股本。

** 珠海東方海天置業有限公司為於中國成立之中外合資合營公司，經營期9年，直至二零零七年為止。

(e) 年內，本集團出售三間非主要附屬公司，總代價約為21,000元(一九九九年：438,861,000元)。結果獲得約1,815,000元(一九九九年：312,412,000元)之收益。

(f) 本公司已承諾繼續對二零零零年十二月三十一日出現負債淨額之所有附屬公司日後營運提供資助。

* The class of shares held is ordinary unless otherwise stated. None of the subsidiaries had any loan capital in issue at any time during the year ended 31 December 2000.

** Zhuhai (Oriental) Blue Horrison Properties Company Limited is a sino-foreign equity joint venture established in the PRC with an operating period of 9 years extending to 2007.

(e) During the year, the Group disposed of three non-principal subsidiaries at total consideration of approximately $21,000 (1999: $438,861,000) resulting in a gain of approximately $1,815,000 (1999: $312,412,000).

(f) The Company has undertaken to provide continuing support to finance the future operations of all the subsidiaries that were at net liability position as at 31 December 2000.

13. 非買賣證券 / 13. NON-TRADING SECURITIES

	2000 千元 $'000	1999 千元 $'000	
上市證券賬面值			Listed, at carrying value
— 香港上市	**15,654**	24,755	— in Hong Kong
— 香港以外地區上市	**18,519**	28,111	— overseas
	34,173	52,866	
非上市證券成本值(a)	**243,600**	243,600	Unlisted, at cost (a)
減：減值撥備	**(121,800)**	(121,800)	Less: Provision for impairment in value
	121,800	121,800	
	155,973	174,666	
上市股份證券之公開市值	**34,173**	52,866	Quoted market value of listed securities

(a) 二零零零年十二月三十一日，本集團持有Greater Beijing Region Expressways Limited(「GBRE」)普通股本約15.3%(一九九九年：15.3%)。GBRE於英屬處女群島註冊成立，原定投資成本約為244,000,000元及賬面值約為122,000,000元(一九九九年：122,000,000元)。根據香港高等法院於二零零零年六月十二日向GBRE主要附屬公司Greater Beijing First Expressways Limited(「GBFE」)發出之清盤令，清盤人已扣留GBFE之所有財務資料。由於GBFE為GBRE之主要附屬公司，故此本集團無法確定本集團對GBRE之投資公平值，且於年內並無再就該投資作出撥備。

(a) As at 31 December 2000, the Group held approximately 15.3 per cent (1999: 15.3 per cent) of the common stock of Greater Beijing Region Expressways Limited ("GBRE"), a company incorporated in the British Virgin Islands, with an original investment cost of approximately $244 million and a carrying value of approximately $122 million (1999: $122 million). Pursuant to a winding up order issued by the High Court of Hong Kong against Greater Beijing First Expressways Limited ("GBFE"), a key principal subsidiary of GBRE, on 12 June 2000, all the financial information of GBFE was withheld by the liquidator. Since GBFE is a key principal subsidiary of GBRE, the Group was unable to ascertain the fair value of the Group's investment in GBRE and no further provision for investment was made during the year.

14. 其他資產 14. OTHER ASSETS

	本集團 The Group 2000 千元 $'000	本集團 The Group 1999 千元 $'000	本公司 The Company 2000 千元 $'000	本公司 The Company 1999 千元 $'000	
可轉讓債券	**1,492**	1,312	**1,492**	1,312	Transferrable debentures
其他	**345**	345	—	—	Others
	1,837	1,657	**1,492**	1,312	

15. 存貨 15. INVENTORIES

	2000 千元 $'000	1999 千元 $'000	
製造及貿易(a)			Manufacturing and trading (a)
原料	**9,052**	10,400	Raw materials
在製品	**172**	17	Work in progress
製成品	**14,181**	9,728	Finished goods
備用件	—	17	Spare parts
	23,405	20,162	
減：陳舊存貨撥備	**(934)**	(587)	Less: Provision for inventory obsolescence
	22,471	19,575	
位於中國之發展中物業(b)	**167,055**	126,562	Properties under development - located in the PRC (b)
位於澳洲之待售物業	**6,986**	8,174	Properties held for sale - located in Austraila
位於中國之待售土地	**3,500**	—	Land held for sale - located in the PRC
	200,012	154,311	

15. 存貨(續)

(a) 若干存貨已用作銀行信託收據貸款之抵押(見附註21及27)。

(b) 預期將於一年後收回之發展中物業數額約為167,055,000元(一九九九年:126,562,000元)。預期所有其他存貨將於一年內收回。

15. INVENTORIES (Cont'd)

(a) Certain inventories are held under trust receipt bank loans (Notes 21 and 27).

(b) The amount of properties under development expected to be recovered after more than one year is approximately $167,055,000 (1999: $126,562,000). All of the other inventories are expected to be recovered within one year.

16. 應收賬款及其他應收款項

16. TRADE AND OTHER RECEIVABLES

	本集團 The Group		本公司 The Company		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
貿易及合約 應收賬款淨額(a)	**154,230**	276,367	—	457	Trade and contract receivables, net (a)
應收保證金	**20,042**	20,246	—	—	Retention receivable
按金	**1,861**	11,918	—	23	Deposits
其他應收賬款(b)	**27,200**	40,525	**20,378**	20,351	Sundry debtors (b)
預付款項	**42,797**	25,379	**117**	104	Prepayments
保險賠款	—	8,814	—	—	Insurance claim
其他	**6,268**	5,397	**2,136**	3,276	Others
	252,398	388,646	**22,631**	24,211	

16. 應收賬款及其他應收款項(續)

16. TRADE AND OTHER RECEIVABLES (Cont'd)

(a) 貿易及合約應收賬款之賬齡分析如下：

(a) An aging analysis of trade and contract receivables is set at below:

	本集團 The Group 2000 千元 $'000	1999 千元 $'000	
0至30日	**31,644**	48,104	0 - 30 days
31至60日	**11,565**	75,138	31 - 60 days
61至90日	**26,717**	21,549	61 - 90 days
90日以上	**115,689**	170,949	Over 90 days
	185,615	315,740	
減：呆壞賬撥備	**(31,385)**	(39,373)	Less: Provision for bad and doubtful debts
	154,230	276,367	

本集團給予客戶之信貸期一般平均自發票日期起計30日至60日。

The normal credit period granted by the Group is from 30 to 60 days from the date of invoice.

(b) 其他應收賬款指向並無關連之第三者作出之墊款，該等墊款乃無抵押、按商業借貸利率計算利息，並須於一年內償還。

(b) Sunday debtors represent amounts advanced to unrelated third parties which are unsecured, bearing interest at commercial lending rates and repayable within one year.

17. 建築合約 / 17. CONSTRUCTION CONTRACTS

	2000 千元 $'000	1999 千元 $'000	
成本加應佔溢利減就可預見將來之虧損所作撥備	**1,258,998**	2,023,781	Cost plus attributable profit less allowances for foreseeable losses
減：已收及應收工程進度費	**(1,175,434)**	(2,133,491)	Less: Progress billings received and receivable
	83,564	(109,710)	
即：			Representing:
應收客戶之合約工程總數	**121,887**	29,679	Gross amounts due from customers for contract work
應付客戶之合約工程總數	**(38,323)**	(139,389)	Gross amounts due to customers for contract work
	83,564	(109,710)	

18. 買賣證券 / 18. TRADING SECURITIES

	2000 千元 $'000	1999 千元 $'000	
香港上市證券之賬面值	**3,286**	4,084	Listed in Hong Kong, at carrying value
非香港上市證券之賬面值	**15,564**	—	Unlisted in Hong Kong, at carrying value
	18,850	4,084	
上市股份證券之公開市值	**3,286**	4,084	Quoted market value of listed securities

19. 現金及銀行存款

19. CASH AND BANK DEPOSITS

	本集團 The Group		本公司 The Company		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
銀行存款	**329,322**	386,653	**325,706**	383,835	Deposits with banks
手頭現金	**35,529**	146,250	**673**	103,602	Cash on hand
	364,851	532,903	**326,379**	487,437	

20. 應付賬款及其他應付款項

20. TRADE AND OTHER PAYABLES

	本集團 The Group		本公司 The Company		
	2000 千元 $'000	1999 千元 $'000	2000 千元 $'000	1999 千元 $'000	
貿易及合約應付賬款(a)	**128,071**	97,784	**190**	418	Trade and contract payables (a)
應付票據	**—**	3,515	**—**	—	Bills payable
應付土地成本(b)	**37,192**	37,192	**—**	—	Land cost payable (b)
應付建築成本	**19,119**	1,082	**—**	—	Payable for construction costs
應計費用	**31,306**	38,594	**833**	3,708	Accruals
已收租金按金	**1,242**	4,518	**—**	—	Rental deposits received
撥備	**9,538**	16,540	**3,028**	4,558	Provisions
其他	**3,097**	12,394	**—**	—	Others
	229,565	211,619	**4,051**	8,684	

20. 應付賬款及其他應付款項

(a) 貿易及合約應付賬款之賬齡分析如下：

20. TRADE AND OTHER PAYABLES (Cont'd)

(a) An aging analysis of trade and contract payables is set out below:

	本集團 The Group 2000 千元 $'000	1999 千元 $'000	
0至30日	**68,146**	28,440	0 - 30 days
31至60日	**15,261**	14,893	31 - 60 days
61至90日	**5,544**	17,516	61 - 90 days
90日以上	**39,120**	36,935	Over 90 days
	128,071	97,784	

(b) 應付土地成本指在中國珠海發展中物業之尚欠地價約39,450,000元人民幣(約相等於37,192,000元)(一九九九年：39,450,000元人民幣)。該金額並無抵押，應付予珠海土地管理局。

(b) Land cost payable of approximately RMB39,450,000 (equivalent to approximately $37,192,000) (1999: RMB 39,450,000) represents outstanding land premium in respect of the properties under development in Zhuhai, the PRC. The amount is unsecured and payable to the Zhuhai Land Administrative Bureau.

21. 短期借貸

21. SHORT-TERM BORROWINGS

	2000 千元 $'000	1999 千元 $'000	
銀行透支	**32,560**	20,301	Bank overdrafts
信託收據銀行貸款	**15,078**	—	Trust receipt bank loans
有抵押銀行貸款	**65,098**	47,769	Secured bank loan
長期銀行貸款之即期部份	**76,993**	53,420	Current portion of long-term bank loans
	189,729	121,490	

22. 長期借貸 22. LONG-TERM BORROWINGS

	本集團 The Group 2000 千元 $'000	1999 千元 $'000	
有抵押銀行貸款			Secured bank loans
須於一年內償還	**76,993**	53,420	Repayable within one year
須於二至五年內償還	**38,229**	91,648	Repayable in second to fifth years
	115,222	145,068	
減：須於一年內償還並列作流動負債之數額	**(76,993)**	(53,420)	Less: Amounts repayable within one year included under current liabilities
	38,229	91,648	
其他無抵押貸款(a)			Other unsecured loans (a)
須於二至五年內償還	**41**	—	Repayable in the second to fifth years
須於五年後償還	**1,680**	1,680	Repayable beyond five years
	1,721	1,680	
融資租約債務			Obligations under finance leases
須於一年內償還	**83**	—	Repayable within one year
須於二至五年內償還	**142**	80	Repayable in the second to fifth years
	225	80	
減：須於一年內償還並列作流動負債之數額	**(83)**	—	Less: Amounts repayable within one year included under current liabilities
	142	80	
	40,092	93,408	

(a) 其他無抵押貸款指少數股東所借出之無抵押及免息，且毋須於一年內償還之貸款。

(a) Other unsecured loans represent loans from minority shareholders and they are unsecured, non-interest bearing and will not be repayable within one year.

23. 遞延稅項

23. DEFERRED TAXATION

(a) 年內遞延稅項之變動列示如下：

(a) Movements of deferred taxation during the year were as follows:

	2000 千元 $'000	1999 千元 $'000	
年初	—	(3,579)	Beginning of year
轉撥至收益表	—	(6,298)	Transfer to income statement
透過出售附屬公司	—	9,877	Through disposal of subsidiaries
	—	—	

(b) 並無在財務報表作出撥備之遞延稅項資產如下：

(b) Potential deferred taxation asset for which no provision has been made in the financial statements comprise:

	2000 千元 $'000	1999 千元 $'000	
加速折舊撥備	**(225)**	—	Accelerated depreciation allowances
稅務虧損	**(18,624)**	(22,411)	Tax losses
其他	**(60)**	—	Others
	(18,909)	(22,411)	

由於未能肯定上述遞延稅項資產將於可預見將來變現，故此該等資產淨值並無計入財務報表。

The above net deferred taxation assets have not been recognised in the financial statements as it is not certain that the assets can be realisable in the foreseeable future.

24. 股本 / 24. SHARE CAPITAL

	2000 股數 No. of shares 千股 ('000)	2000 金額 Amount 千元 ($'000)	1999 股數 No. of shares 千股 ('000)	1999 金額 Amount 千元 ($'000)	
法定：					Authorised:
每股面值0.1元普通股	**2,000,000**	**200,000**	2,000,000	200,000	Ordinary shares of $0.1 each
已發行及繳足：					Issued and fully paid:
每股面值0.1元普通股	**772,182**	**77,218**	772,182	77,218	Ordinary shares of $0.1 each

一九九三年九月三十日，本公司股東通過為本集團行政行員而設之購股權計劃(「該計劃」)。根據該計劃，董事可全權決定邀請本集團行政人員及高級員工接納購股權，可認購合共最多達本公司不時之已發行股本10%之本公司股份。該計劃由通過日期起計，為期10年。於本年度概無購股權批出或行使，而本公司於二零零零年十二月三十一日並無未行使之購股權。

On 30 September 1993, the shareholders of the Company approved a share option scheme for the Group's executives (the "Scheme"). Under the Scheme, the Directors have the authority at their discretion to invite executives and senior staff of the Group to take up options to subscribe shares in the Company which, in aggregate, may not exceed 10% of the issued capital of the Company from time to time. The Scheme will last for 10 years from the date of approval. During the year, there was no grant or no exercise of options and the Company had no outstanding options as at 31 December 2000.

25. 儲備

(a) 本集團

本年度儲備之變動列示如下：

25. RESERVES

(a) The Group

Movements in the reserves during the year were as follows:

	股份溢價 Share premium 千元 $'000	實繳盈餘 Contributed surplus 千元 $'000	資本贖回儲備 Capital redemption reserve 千元 $'000	投資重估儲備 Investment revaluation reserve 千元 $'000	保留盈利 Retained earnings 千元 $'000	合計 Total 千元 $'000
於一九九九年一月一日 At 1 January 1999	409,738	518,708	769	(134,237)	50,398	845,376
換算海外附屬公司財務報表所產生之匯兑差額 Exchange differences on translation of the financial statements of overseas subsidiaries	—	—	—	—	(32)	(32)
收購附屬公司產生之商譽 Goodwill arising from acquisition of a subsidiary	—	(874)	—	—	—	(874)
出售附屬公司變現之商譽 Goodwill released on disposals of subsidiaries	—	19,611	—	—	—	19,611
轉撥保留盈利 Transfer to retained earnings	—	(11,816)	—	—	11,816	—
非買賣證券之重估減值 Deficit on revaluation of non-trading securities	—	—	—	(102,084)	—	(102,084)
將減值虧損撥往收益表 Transfer of impairment loss to statement income	—	—	—	236,321	—	236,321
本年度溢利 Profit for the year	—	—	—	—	25,833	25,833
股息（見附註8) Dividends (See Note 8)	—	(92,662)	—	—	(7,722)	(100,384)
於一九九九年十二月三十一日 At 31 December 1999	409,738	432,967	769	—	80,293	923,767
於二零零零年一月一日 At 1 January 2000	409,738	432,967	769	—	80,293	923,767
換算海外附屬公司財務報表所產生之匯兑差額 Exchange differences on translation of financial statements of overseas subsidiaries	—	(59)	—	—	921	862
非買賣證券之重估減值 Deficit on revaluation of non-trading securities	—	—	—	(18,693)	—	(18,693)
因出售附屬公司而撇銷之商譽 Goodwill released on disposal of subsidiaries	—	28	—	—	—	28
附屬公司清盤時變現繳納盈餘 Realisation of contributed surplus on liquidation of a subsidiary	—	(1,847)	—	—	—	(1,847)
附屬公司清盤時變現累計匯兑儲備 Realisation of cumulative translation reserve on liquidation of a subsidiary	—	—	—	—	(144)	(144)
本年度溢利 Profit for the year	—	—	—	—	11,525	11,525
於二零零零年十二月三十一日 At 31 December 2000	409,738	431,089	769	(18,693)	92,595	915,498

25. 儲備（續）

25. RESERVES (Cont'd)

(b) 本公司

(b) The Company

本年度儲備之變動列示如下：

Movements in the reserves during the year were as follows:

	股份溢價 Share premium 千元 $'000	實繳盈餘 Contributed surplus 千元 $'000	資本贖回儲備 Capital redemption reserve 千元 $'000	保留盈利 Retained earnings 千元 $'000	合計 Total 千元 $'000
於一九九九年一月一日 At 1 January 1999	409,738	667,882	769	913,559	1,991,948
本年度虧損 Loss for the year	—	—	—	(807,271)	(807,271)
股息 Dividends	—	(92,662)	—	(7,722)	(100,384)
於一九九九年十二月三十一日 At 31 December 1999	409,738	575,220	769	98,566	1,084,293
於二零零零年一月一日 At 1 January 2000	409,738	575,220	769	98,566	1,084,293
本年度虧損 Loss for the year	—	—	—	(119,899)	(119,899)
於二零零零年十二月三十一日 At 31 December 2000	409,738	575,220	769	(21,333)	964,394

25. 儲備(續)

(c) 實繳盈餘主要指本公司於收購 ONFEM Investment Limited股份之公平價值高出本公司根據一九九一年十一月十九日之股份交換協議發行新股之股份面值數額。

根據百慕達公司法規定,實繳盈餘可供分派予股東,但在下列情況下公司不能宣派或派發股息或分派實繳盈餘:(i)倘本公司現時或於作出分派後未能支付到期債務,或(ii)本公司資產之可變現價值少於其負債、已發行股本及股份溢價賬之總和。

(d) 本公司於二零零零年十二月三十一日可供分派予股東之儲備總額約為554,656,000元(一九九九年:674,555,000元)。

25. RESERVES (Cont'd)

(c) Contributed surplus mainly represents the excess of the fair value of shares in ONFEM Investments Limited, acquired by the Company over the nominal value of the new shares of the Company issued pursuant to the Share Exchange Agreement dated 19 November 1991.

Under the Companies Act of Bermuda, contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contribution surplus if (i) it is, or would after the payment be, unable to pay its liabilities as they become due, or (ii) the realisable value of its assets would thereby be less than the aggregate of its liabilities and issued share capital and share premium account.

(d) At 31 December 2000, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately $554,656,000 (1999: $674,555,000).

26. 綜合現金流量表附註

(a) 除稅前溢利與經營業務現金(流出)流入淨額之對賬

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before tax to net cash (outflow) inflow from operating activities

	附註 Note	2000 千元 $'000	1999 千元 $'000	
除稅前溢利		**8,305**	102,035	Profit before tax
利息收入		**(34,822)**	(26,727)	Interest income
利息支出		**14,505**	44,032	Interest expense
出售附屬公司之收益	*26(b)*	**(1,815)**	(312,412)	Gain on disposal of subsidiaries
上市投資股息收入		**(729)**	(885)	Dividend income from listed investments
無形資產及遞延費用攤銷		**—**	15,363	Amortisation of intangible assets and deferred expenses
出售無形資產之虧損		**—**	1,017	Loss on disposal of intangible assets
折舊		**7,248**	29,452	Depreciation
物業、廠房及設備減值虧損		**3,069**	—	Impairment loss of properties, plant and equipment
出售物業、廠房及設備之虧損		**152**	1,457	Loss on disposal of property, plant and equipment
投資物業重估增值		**(31,300)**	(10,700)	Gain on revaluation of investment properties
在建工程減值撥備		**—**	3,120	Provision for impairment in construction in progress
非買賣證券減值撥備		**—**	236,321	Provision for impairment in value of non-trading securities
其他資產增加		**(180)**	—	Increase in other assets
陳舊存貨撥備		**347**	587	Provision for inventory obsolescence
待售土地可變現淨值撥備		**1,000**	—	Provision for net realisable value of land held for sale
呆壞賬撥備		**5,205**	35,720	Provision for bad and doubtful debts
重估買賣證券產生之未變現收益		**(24)**	(1,974)	Unrealised gain on revaluation of trading securities
重估買賣證券產生之未變現虧損		**822**	—	Unrealised loss on revaluation of trading securities
存貨增加		**(41,937)**	(112,988)	Increase in inventories
應付/應收居間控股公司之貸款/款項淨額減少(增加)		**1,549**	(28,602)	Decrease (Increase) in net loan/amount due to intermediate holding company
應收/應付同系附屬公司之款項淨額減少		**333**	24,131	Decrease in net amounts due from/to fellow subsidiaries
應收少數股東之款項淨額增加		**(10,021)**	—	Increase in net amount due from minority shareholders
應收賬款及其他應收款項減少(增加)		**130,242**	(85,716)	Decrease (Increase) in trade and other receivables
應收/應付客戶合約工程款項淨額增加		**(193,274)**	—	Increase in net amounts due from/to customers for contract work
已抵押存款增加		**(54,776)**	(39,507)	Increase in pledged deposits
應付賬款及其他應付款項增加		**20,727**	273,720	Increase in trade and other payables
其他負債增加		**2,398**	—	Increase in other liabilities
匯兌調整		**(11)**	(3,444)	Exchange adjustments
經營業務現金(流出)流入淨額		**(172,987)**	144,000	Net cash (outflow) inflow from operating activities

26. 綜合現金流量表附註(續)

(b) 出售附屬公司

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(b) Disposal of subsidiaries

	附註 *Notes*	2000 千元 $'000	1999 千元 $'000	
已收現金代價		**21**	438,861	Cash consideration received
現金分配		**—**	1,346	Cash distribution
減：已付費用		**—**	(4,846)	Less: Expenses incurred
已收現金代價淨額	*26(c)*	**21**	435,361	Net cash consideration received
減：售出之淨資產				Less: Net assets disposed of
物業、廠房及設備		**120**	288,919	Property, plant and equipment
在建工程		**—**	118,516	Construction in progress
其他非流動資產		**—**	230,994	Other non-current assets
存貨		**—**	191,803	Inventories
應收賬款及其他應收款項		**801**	181,211	Trade and other receivables
現金及銀行存款		**2,195**	12,820	Cash and bank deposits
應付賬款及其他應付款項		**(2,781)**	(353,085)	Trade and other payables
長期借貸		**—**	(381,883)	Long-term borrowings
遞延税項		**—**	(9,877)	Deferred taxation
		335	279,418	
加：少數股東權益		**166**	176,320	Add: Minority interests
綜合產生之商譽		**(28)**	(19,611)	Goodwill arising on consolidation
滙兑調整		**—**	(240)	Exchange adjustments
變現實繳盈餘		**1,847**	—	Realisation of contributed surplus
變現累計滙兑儲備		**144**	—	Realisation of cumulative translation reserve
		2,129	156,469	
出售附屬公司之收益	*26(a)*	**1,815**	312,412	Gain on disposal of subsidiaries

26. 綜合現金流量表附註(續)

(c) 有關出售附屬公司之現金及現金等值項目(流出)流入淨額分析

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(c) Analysis of net (outflow) inflow of cash and cash equivalents in respect of the disposal of subsidiaries

	附註 *Note*	2000 千元 $'000	1999 千元 $'000	
已收現金代價淨額	*26(b)*	**21**	435,361	Net cash consideration received
出售所得之現金及現金等值項目		**(2,195)**	(12,820)	Cash and cash equivalents disposed
		(2,174)	422,541	

26. 綜合現金流量表附註(續)

(d) 年內融資變動之分析

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(d) Analysis of changes in financing during the year

	股本(包括溢價) Share capital (including share premium) 千元 $'000	短期及長期借貸(不包括銀行透支及信託收據銀行貸款) Short-term and long-term borrowings (excluding bank overdrafts and trust receipt bank loans) 千元 $'000	可換股債券 Convertible bonds 千元 $'000	少數股東權益 Minority interests 千元 $'000	
於一九九九年一月一日	486,956	751,382	23,161	173,812	At 1 January 1999
償還借貸淨額	—	(184,295)	—	—	Net repayment of borrowings
新增借貸	—	9,393	—	—	New borrowings
贖回可換股債券	—	—	(23,161)	—	Redemption of convertible bonds
少數股東應佔溢利	—	—	—	43,721	Share of profit by minority shareholders
已付少數股東股息	—	—	—	(2,582)	Dividends paid to minority shareholders
少數股東投入資本	—	—	—	24,198	Capital contribution from a minority shareholder
出售附屬公司而引致之減幅	—	(381,883)	—	(176,320)	Decrease arising from disposal of subsidiaries
滙兑調整	—	—	—	9	Exchange adjustments
於一九九九年十二月三十一日	486,956	194,597	—	62,838	At 31 December 1999
於二零零零年一月一日	486,956	194,597	—	62,838	At 1 January 2000
償還借貸淨額	—	(77,420)	—	—	Net repayment of borrowings
新增借貸	—	65,089	—	—	New borrowings
少數股東應佔虧損	—	—	—	(5,611)	Share of loss by minority shareholders
少數股東投入資本	—	—	—	1,623	Capital contribution from a minority shareholder
出售附屬公司而引致之減幅	—	—	—	(166)	Decrease arising from disposal of subsidiaries
於二零零零年十二月三十一日	486,956	182,266	—	58,684	At 31 December 2000

26. 綜合現金流量表附註(續)

(e) 現金及現金等值項目

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(e) Cash and cash equivalents

	2000 千元 $'000	1999 千元 $'000	
現金及銀行存款	**364,851**	532,903	Cash and bank deposits
銀行透支	**(32,560)**	(20,301)	Bank overdrafts
信託收據銀行貸款	**(15,078)**	—	Trust receipt bank loans
	317,213	512,602	

27. 銀行信貸

於二零零零年十二月三十一日之銀行信貸合共約375,563,000元，而同日之未動用信貸則約為51,967,000元。信貸之抵押包括：

(a) 本集團及本公司分別約118,516,000元(一九九九年：63,740,000元)及89,019,000元(一九九九年：54,348,000元)之定期存款。

(b) 賬面值合共約273,773,000元(一九九九年：243,155,000元)之若干投資物業、土地及樓宇。

(c) 若干建築合約之進度費。

(d) 本集團以信託收據貸款安排持有之若干存貨。

(e) 本公司所作之公司擔保。

27. BANKING FACILITIES

Aggregate banking facilities as at 31 December 2000 were approximately $375,563,000, of which the unused facilities as at the same date amounted to approximately $51,967,000. Securities for the facilities include:

(a) Fixed deposits of the Group of approximately $118,516,000 (1999: $63,740,000) and of the Company of approximately $89,019,000 (1999: $54,348,000).

(b) Certain investment properties and land and buildings with an aggregate carrying amount of approximately $273,773,000 (1999: $243,155,000).

(c) Progress billing of certain construction contracts.

(d) Certain of the Group's inventories held under trust receipts loan arrangements; and

(e) Corporate guarantee given by the Company.

28. 承擔

28. COMMITMENTS

(a) 於二零零零年十二月三十一日並無在賬項撥備之未償付資本承擔如下：

(a) Capital commitments outstanding at 31 December 2000 not provided for in the accounts were as follows:

	2000 千元 $'000	1999 千元 $'000	
已授權及訂約			Authorised and contracted for
購買固定資產	**2,680**	32,939	Purchase of fixed assets
向附屬公司注資	**4,902**	16,187	Capital contribution in a subsidiary
發展中物業	**52,868**	—	Properties under development
	60,450	49,126	

(b) 於二零零零年十二月三十一日本集團根據租賃物業不可撤回經營租約須於下年度作出付款之經營租約承擔如下：

(b) At 31 December 2000, the Group had commitments under operating leases to make payments in the next year in respect of rented premises under non-cancellable operating leases as follows:

	2000 千元 $'000	1999 千元 $'000	
租約到期日：			Leases expiring:
一年內	**1,542**	1,817	Within 1 year
一年後但五年內	**2,528**	2,555	After 1 year but within 5 years
五年後	**439**	—	After 5 years
	4,509	4,372	

29. 退休金計劃

本集團為若干合資格之僱員(「僱員」)提供一項定額供款退休金計劃。本集團須以僱員月薪5%作為計劃之每月供款。而倘僱員自加入本集團之日起計服務滿10年，則可於退休或離職時領取僱主全部供款連同應計利息；倘自加入本集團之日起計服務滿2至9年，則可領取僱主供款之10%至95%。然而，自國家有色金屬工業局(「有色金屬工業局」)調派之僱員可於退休或離職時領取僱主全部供款連同應計利息。

當香港政府於二零零零年十二月一日推出強制性公積金計劃(一項由獨立信託人管理之定額供款計劃)後，香港各附屬公司及僱員須根據強制性公積金法例之規定每月按僱員薪金5%分別作出供款。香港各附屬公司及僱員之供款上限均為每月1,000元，超過此數額之額外供款屬自願性質，並不受任何限制。香港各附屬公司及僱員於二零零零年十二月作出第一次供款。

29. PENSION SCHEME

Defined contribution pension schemes were provided to certain eligible employees (the "Employees") employed by the Group. The Group was required to make monthly contributions to the scheme at 5% of the Employees' monthly salary. Employees under the defined contribution schemes were entitled to 100% of the employer's contribution and the accrued interest upon retirement or leaving the Group after completing 10 years of service from the date of joining the Group, or at a scale of between 10% and 95% after completing 2 to 9 years of service from the date of joining the Group. However, employees seconded from the previous State Nonferrous Metals Industry Administration ("SNMIA") were entitled to 100% of the employer's contribution and the accrued interest upon retirement or at any time leaving the Group.

With the introduction of the Mandatory Provident Scheme, a defined contribution scheme managed by an independent trustee, by the Hong Kong Government on 1 December 2000, each of the Hong Kong subsidiaries and their employees make monthly contributions to the scheme at 5% of the employees' cash income as defined under the Mandatory Provident Fund legislation. Contributions of both the Hong Kong subsidiaries and their employees are subject to maximum of HK$1,000 per month and thereafter contributions are voluntary and are not subject to any limitation. The Hong Kong subsidiaries and their employees made their first contributions in December 2000.

29. 退休金計劃(續)

29. PENSION SCHEME (Cont'd)

僱主供款總數扣除被沒收之供款之數額為：

The aggregate employer's contributions, net of forfeited contributions, amounted to:

	2000 千元 $'000	1999 千元 $'000	
僱主供款	**1,826**	5,591	Employer's contribution
減：用以取代僱主供款之沒收供款	**(487)**	(1,023)	Less: Forfeited contributions utilised to offset employer's contribution
	1,339	4,568	

於二零零零年十二月三十一日，因僱員於全數領取供款前退出計劃而沒收之供款約為79,000元(一九九九年：43,000元)，可用作扣減本集團日後應付之供款。

本集團所有中國僱員均可享有退休保障，僱員退休金由政府資助之獨立管理退休計劃按月支付。個別人士之退休金乃根據該計劃之保單所指定之有關公式計算。本集團須按中國僱員之底薪10%就該計劃作出供款，而僱員之供款額則為底薪5%。

As at 31 December 2000, the amount of forfeited contributions arising from employees leaving the scheme before becoming fully vested and which was available to reduce the contributions payable by the Group in the future was approximately $79,000 (1999: $43,000).

All the PRC employees of the Group are entitled to a monthly pension payable by an independently managed retirement plan sponsored by the government. The individual pension is calculated according to the applicable formula specified in the insurance policies of the plan. The Group is required to contribute to the plan at a rate of 10% of basic salary of the PRC employees in addition to the 5% of the basic salary contributed by the employees.

30. 或然負債

於二零零零年十二月三十一日存在之或然負債如下：

(a) 本集團就建築合約責任而向建築合約僱主作出之擔保約85,205,000元（一九九九年：84,325,000元）。

(b) 本公司就若干附屬公司所獲銀行信貸而向銀行作出之擔保約220,723,000元（一九九九年：348,000,000元）。

30. CONTINGENT LIABILITIES

At 31 December 2000, there were contingent liabilities in respect of the following:

(a) Guarantees given to employers of construction contracts by the Group in respect of obligations arising from the construction contracts amounting to approximately $85,205,000 (1999: $84,325,000).

(b) Guarantees given to banks by the Company in respect of banking facilities extended to certain subsidiaries amounting to approximately $220,723,000 (1999: $348,000,000).

31. 關連人士交易

倘任何一方可直接或間接控制另一方或於另一方作出財務及營運決策時對其行使重大影響力，或倘雙方共同受他人控制或行使重大影響力，則雙方均被視為有關連。

(a) 本集團與關連人士之重大交易如下：

31. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(a) The Group had the following material transactions with related parties:

	2000 千元 $'000	1999 千元 $'000	
向下列公司收取之利息收入			Interest income received from
一居間控股公司	**2,936**	1,030	— intermediate holding company
一同系附屬公司	**—**	1,352	— a fellow subsidiary
向同系附屬公司採購	**—**	26,006	Purchase from fellow subsidiaries
居間控股公司攤付行政費用	**1,756**	—	Reimbursement of administrative costs from intermediate holding company
向同系附屬公司收取之租金及管理費收入	**836**	600	Rental and management fee income received from a fellow subsidiary
應佔居間控股公司行政費用	**3,830**	4,419	Sharing of administrative costs of intermediate holding company
向少數股東支付管理費	**977**	—	Management fee paid to a minority shareholder

31. 關連人士交易（續）

董事認為，所有上述與關連人士之交易均按一般商業條款訂定，並在本集團日常及一般業務過程中進行。

(b) 本集團

關連人士結欠款項之條款如下：

(i) 向居間控股公司提供之貸款為無抵押、按商業借貸利率計息，並須於二零零一年五月三十一日償還。

(ii) 居間控股公司及同系附屬公司之其他結欠為無抵押、不計息，且無固定還款期。

(c) 本公司

關連人士結欠款項之條款如下：

(i) 向附屬公司提供之貸款為無抵押及按商業借貸利率計息。本公司已同意待該等附屬公司財政狀況許可時方向其要求還款（見附註12）。

(ii) 居間控股公司及同系附屬公司之結欠為無抵押、不計息，且無固定還款期。

(d) 本公司已承諾繼續對二零零零年十二月三十一日出現負債淨額之所有附屬公司日後營運提供資助。

31. RELATED PARTY TRANSACTIONS (Cont'd)

The Directors consider that all of the above transactions with related parties were carried out on normal commercial terms and in the ordinary and normal course of business of the Group.

(b) The Group

The terms of the balances with related parties are as follows:

(i) The loan to intermediate holding company is unsecured, bearing interest at commercial lending rates and repayable on 31 May 2001.

(ii) Other balances with the intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

(c) The Company

The terms of the balances with related parties are as follows:

(i) Loans to subsidiaries are unsecured and bear interest at commercial lending rates. The Company has agreed not to demand repayment from those subsidiaries until they are financially capable of doing so (see Note 12).

(ii) Balances with the intermediate holding company and fellow subsidiaries are unsecured, non-interest bearing and have no fixed repayment terms.

(d) The Company has undertaken to provide continuing support to finance the future operations of all the subsidiaries that were at net liability portion as at 31 December 2000.

32. 最終控股公司

董事認為，於二零零零年十二月三十一日，最終控股公司為在庫克群島註冊成立之China Nonferrous Metals Holdings (Cook Islands) Limited。該公司之最終由前國家有色金屬工業局(負責監督及管理中國的有色金屬行業的政府機關)擁有。根據中國國家經濟貿易委員會於二零零一年二月十九日頒佈之通知，國家有色金屬工業局在中國有色金屬行業重組過程中已被撤銷，而截至批核財務報表之日，重組過程尚未完成。

33. 比較數字

截至一九九九年十二月三十一日止年度之財務報表(以供比較)並非由安達信公司審核及呈報，有關執業會計師於二零零零年五月十二日之報告對有關財務報表表達了無保留之意見。

32. ULTIMATE HOLDINGS COMPANY

The Directors consider the ultimate holding company at 31 December 2000 to be China Nonferrous Metals Holdings (Cook Islands) Limited, a company incorporated in the Cook Islands, which is ultimately held by the previous SNMIA, a government institution responsible for the regulation and administration of the nonferrous industry in the PRC. Pursuant to a notice promulgated by the State Economic and Trade Commission of the PRC on 19 February 2001, SNMIA was removed in the course of restructure of the non-ferrous metals industry in the PRC and the restructuring has not yet completed up to the date of the approval of the financial statements.

33. COMPARATIVE FIGURES

The financial statements as at and for the year ended 31 December 1999, which are presented for comparative purposes, were audited and reported on by certified public accountants other than Arthur Andersen & Co whose report dated 12 May 2000 expressed an unqualified opinion on those statements.

1. 持有作投資用途之主要物業

1. MAJOR PROPERTIES HELD FOR INVESTMENT

地點 Location	現時用途 Existing use	租賃期 Lease term
香港中環雲咸街29號東方有色大廈 內地段1005號 ONFEM Tower, 29 Wyndham Street, Central, Hong Kong Inland Lot No. 1005	商業 Commercial	長期 Long
中國上海浦東張楊路海怡別墅怡翠閣8樓A及B座 Flat A and B on Level 8 of Yi Cui Court, Crest Villa, Zhang Yang Road, Pu Dong, Shanghai, the PRC	住宅 Residential	長期 Long

2. 主要待售物業

2. MAJOR PROPERTY HELD FOR SALE

地點 Location	現有用途 Existing use	總樓面面積 (平方米) Gross floor area (square metre)	本集團 的權益 The Group's interest
Penthouse 801, 802 and 803, 10 Freeman Road, Chatswood, Sydney, Australia	住宅 Residential	353	100%

3. 主要發展中物業

3. MAJOR PROPERTY UNDER DEVELOPMENT

地點 Location	施工階段 Stage of completion	預期落成日期 Expected completion date	擬定用途 Intended use	地盤面積／總樓面面積（平方米） Site area/ gross floor area (square metre)	本集團的權益 The Group's interest
中國廣東省珠海市香洲區吉大海景路與海洲路交界 At the junction of Haijing Road and Haizhou Road, Jida, Xiangzhou District, Zhuhai, Guangdong Province, the PRC	正進行地基工程 Foundation works in progress	二零零二年九月（第一期） September 2002 (Phase I)	住宅及商業 Residential and commercial	16,454/ 84,990	80%

	31.12.2000 千元 $'000	31.12.1999 千元 $'000	31.12.1998 千元 $'000	31.12.1997 千元 $'000	31.12.1996 千元 $'000	
營業額	**470,641**	1,130,877	1,630,889	1,836,468	3,857,338	Turnover
經營溢利(虧損)	**22,810**	146,067	(128,992)	208,417	305,323	Proft (loss) from operations
財務成本	**(14,505)**	(44,032)	(70,074)	(99,918)	(160,813)	Finance costs
分佔聯營公司溢利(虧損)	**—**	—	—	4,738	(15,416)	Share of profit (loss) of associated companies
除稅前溢利(虧損)	**8,305**	102,035	(199,066)	113,237	129,094	Profit (loss) before taxation
稅項	**(2,391)**	(32,481)	(34,416)	(32,245)	(25,392)	Taxation
少數股東權益	**5,611**	(43,721)	(32,823)	(24,696)	(39,549)	Minority Interests
股東應佔溢利(虧損)	**11,525**	25,833	(266,305)	56,296	64,153	Profit (loss) attributable to shareholders
資產與負債						Assets and liabilities
非流動資產	**483,099**	477,199	1,132,574	1,433,338	1,398,320	Non-current assets
聯營公司權益	**—**	—	—	—	541,441	Interest in associated compainies
流動資產淨值	**610,791**	680,032	700,900	686,693	778,876	Net current assets
資產總額減流動負債	**1,093,890**	1,157,231	1,833,474	2,120,031	2,718,637	Total assets less current liabilities
非流動負債	**(42,490)**	(93,408)	(713,907)	(782,677)	(899,233)	Non-current liabilities
可換股債券	**—**	—	(23,161)	(23,167)	(211,075)	Convertible bonds
少數股東權益	**(58,684)**	(62,838)	(173,812)	(136,008)	(669,168)	Minority Interests
	992,716	1,000,985	922,594	1,178,179	939,161	
股本	**77,218**	77,218	77,218	77,745	28,692	Share capital
儲備	**915,498**	923,767	845,376	1,100,434	910,469	Reserves
	992,716	1,000,985	922,594	1,178,179	939,161	